SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2010
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Notice of Annual Meeting.
2.	Management Information Circular for the Annual Meeting.
3.	Form of Proxy for Annual Meeting.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

Document 1

RESEARCH IN MOTION LIMITED

Notice of Annual Meeting of the Shareholders

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of the shareholders (the “Meeting”) of Research In Motion Limited (the “Company”) will be held on July 13, 2010, at The Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario at 6:30 p.m. for the following purposes:

1.	TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended February 27, 2010 and the Auditor’s Report thereon;

2.	TO ELECT the directors of the Company;

3.	TO RE-APPOINT the auditors of the Company and to authorize the Board of Directors to fix the auditors’ remuneration;

4.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of the foregoing matters are contained in the accompanying management information circular.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit the enclosed duly executed form of proxy with the Company’s transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 6:00 p.m. (Eastern Daylight Time) on July 9, 2010 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the Meeting.

The management information circular is deemed to form part of this notice.

DATED at Waterloo, Ontario this 28th day of May, 2010.

                                                                                            BY ORDER OF THE BOARD

                                                                                                (signed)  John Richardson, Lead Director

Document 2

RESEARCH IN MOTION LIMITED

Management Information Circular

for the

Annual Meeting of Shareholders

Tuesday, July 13, 2010

This Management Information Circular is furnished in connection with the annual meeting of the shareholders of Research In Motion Limited (the “Company”) to be held on Tuesday, July 13, 2010 at 6:30 p.m. (the “Meeting”) at The Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (“Notice of Meeting”).  A form of proxy or voting instruction form accompanies this Management Information Circular. Unless otherwise indicated, the information in this Management Information Circular is given as at May 17, 2010.

QUESTIONS AND ANSWERS ON VOTING RIGHTS AND

SOLICITATION OF PROXIES

1.	Who is soliciting my proxy?

Proxies are being solicited by management of the Company for use at the Meeting.  Proxies will be solicited primarily by mail but may also be solicited personally, by telephone, electronic mail or by facsimile by employees of the Company at nominal costs.  The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of common shares of the Company (“Common Shares”) such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians, in sending or delivering copies of this Management Information Circular, the Notice of Meeting and form of proxy or voting instruction form to the beneficial owners of such Common Shares. The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of the foregoing documents required for this purpose.

2.	On what items am I voting?

You are being asked to vote on two items:

(1)	the election of directors to the Company’s board of directors (“Board of Directors”); and
(2)	the re-appointment of auditors and the authorization of the Board of Directors to fix the auditors’ remuneration.

3.	Who is eligible to vote?

Holders of Common Shares registered on the books of the Company at the close of business on May 25, 2010 (the “Record Date”) and their duly appointed representatives are eligible to vote at the Meeting.

4.	How can I vote?

If you are a registered shareholder, you may vote your Common Shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person or company you choose, who need not be a shareholder of the Company, to represent you as a proxyholder and vote your Common Shares at the Meeting.

If your Common Shares are registered in the name of an intermediary (an “Intermediary”), such as a bank, trust company, securities broker, trustee, custodian, or other nominee who holds your Common Shares on your behalf, or in the name of a clearing agency in which your Intermediary is a participant, please see the answer to the question “How do I vote if my Common Shares are held in the name of an Intermediary?”

5.	How do I vote my shares in person at the Meeting?

If you are a registered shareholder and plan to attend the Meeting on July 13, 2010 and wish to vote your Common Shares in person, do not complete the enclosed form of proxy as you will be voting your Common Shares in person and your vote will be taken and counted at the Meeting.  Please register with the Company's transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting.

6.	What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to James L. Balsillie, Co-Chief Executive Officer of the Company, or failing him, Mike Lazaridis, President and Co-Chief Executive Officer of the Company, to vote your Common Shares at the Meeting in accordance with your instructions.  You have the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the enclosed form of proxy, to represent you at the Meeting.  This right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy.

7.	What should I do with my completed form of proxy?

If you wish to be represented by proxy at the Meeting or any adjournment thereof you must, in all cases, deposit the completed proxy with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 6:00 p.m. (Eastern Daylight Time) on July 9, 2010 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the chairman of the Meeting (the “Chairman”) prior to the time of voting on the day of the Meeting or any adjournment thereof prior to the time of voting.  A proxy should be executed by you or your attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

8.	How will my shares be voted if I give my proxy?

The Common Shares represented by proxies in favour of persons named therein will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by proxy will be voted accordingly.  If a specification is not made with respect to any matter, the enclosed form of proxy confers discretionary authority and will be voted FOR the election of individuals listed herein as directors of the Company and FOR the re-appointment of Ernst & Young LLP as independent auditors of the Company and authorization of the Board of Directors to fix the auditors' remuneration.

9.	If I change my mind, can I revoke my proxy once I have given it?

In addition to any other manner permitted by law, you may revoke a proxy before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman on the day of the Meeting or any adjournment thereof.

10.	What if amendments are made to the matters identified in the Notice of Meeting or other business comes before the Meeting?

The enclosed form of proxy confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting in such manner as the persons named therein in their judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

11.	What constitutes a quorum at the Meeting?

The presence of two shareholders or proxyholders entitled to cast votes representing at least 20% of the issued and outstanding Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting.  The Company’s list of shareholders as of the Record Date has been used to deliver to shareholders the Notice of Meeting and this Management Information Circular as well as to determine who is eligible to vote at the Meeting.

12.	How many shares are entitled to vote?

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. 552,437,654 Common Shares are issued and outstanding as of the Record Date, each of which carries the right to one vote on all matters that may come before the Meeting.  No Class A Shares or Preferred Shares are currently issued and outstanding.

13.	Who are the principal shareholders of the Company?

To the knowledge of the directors and officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.(1)

(1)This information reflects share ownership as of the Record Date and is based on information from Nasdaq Online of The Nasdaq Stock Market, Inc.

14.	How do I vote if my Common Shares are held in the name of an Intermediary?

The information set forth below is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold their Common Shares in their own name, and thus are non-registered shareholders.  Non-registered shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares.

If you are a non-registered shareholder, you should ensure that instructions respecting the voting of your Common Shares are communicated in a timely manner and in accordance with the instructions provided by your Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings.  Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting.

A non-registered shareholder who wishes to vote in person may attend at the Meeting as proxyholder for the Intermediary and vote the non-registered shareholders' Common Shares in that capacity.  If you are a non-registered shareholder who wishes to attend the Meeting and vote your Common Shares, you should enter your own name in the blank space on the form of proxy provided to you by your Intermediary and return it to the Intermediary in accordance with the instructions provided by the Intermediary.

15.	Is my vote confidential?

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Transfer Agent tabulates proxies and votes.  However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter.  Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Company or its shareholders.

16.	What if I have other questions?

If you have a question regarding the Meeting, please contact Computershare Investor Services Inc., as follows:

By Mail:                         100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1
By Telephone: 1-800-564-6253
By Fax: 1-866-249-7775
By Internet: service@computershare.com

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act.  Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

CURRENCY

In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts shall be to U.S. dollars. Unless otherwise noted, all Canadian dollar amounts have been converted into U.S. dollars at the following Bank of Canada average rates:

Fiscal 2010: U.S. $1.00 = CDN $1.1119
Fiscal 2009: U.S. $1.00 = CDN $1.1040

Any amounts in Canadian dollars have been highlighted by the inclusion of prefix “CDN” before a specified dollar amount.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended February 27, 2010 (“Fiscal 2010”), and the report of the auditors thereon, will be placed before the Meeting. These audited comparative consolidated financial statements form part of the Company's 2010 Annual Report, which was mailed to the Company's registered and beneficial shareholders who requested it.  The 2010 Annual Report is available on the Company's website at www.rim.com, on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada at www.sedar.com and on the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.

2.	Election of Directors

The Company’s articles of amalgamation provide for the Board of Directors to consist of a minimum of one and a maximum of fifteen directors. The number of directors to be elected at the Meeting has been fixed by the Board of Directors at nine. All of the proposed nominees are currently directors of the Company and have been directors since the dates indicated below. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of any particular director or directors, the persons named in the enclosed form of proxy will vote FOR the election of each of the nine nominees whose names are set forth below.  Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will have the right to vote for another nominee in their discretion.

The following pages set out the names of the proposed nominees for election as directors together with, as applicable, their independence or non-independence under applicable securities laws and stock exchange rules, municipality of residence, age, year first elected or appointed as a director of the Company, present principal occupation, current membership on committees of the Board of Directors, record of attendance at meetings of the Board of Directors and its committees, and directorships of other publicly-traded companies during the preceding five years.  Also indicated for each person proposed as a director are the number and value on May 17, 2010 of Common Shares beneficially owned, directly or indirectly, or over which control was exercised and the number of Deferred Share Units (“DSUs”) credited to the director under the Deferred Share Unit Plan for Directors (the “DSU Plan”) (1)(2) together with the same information for Fiscal 2009 as determined as of May 15, 2009(3).  See the description of the DSU Plan under “Directors’ Compensation” in this Management Information Circular.

(1)	The value of Common Shares/DSUs as of May 17, 2010 was calculated using the closing price of the Common Shares on the Nasdaq Stock Market (“Nasdaq”) on May 17, 2010, which was $66.25 per Common Share.
(2)
The following tables reflect Common Share and DSU ownership or control only and do not reflect stock option or restricted share unit (“RSU”) information for certain of the directors.  Directors who are also officers of the Company are not compensated for Board of Director service and do not receive DSUs.  Stock option and RSU information for Messrs. Balsillie and Lazaridis under the Stock Option Plan and the RSU Plan is reported under “Executive and Director Compensation” in this Management Information Circular, and stock option information for Mr. Estill and Mr. Richardson is reported under “Directors’ Compensation” in this Management Information Circular.

(3)	The value of Common Shares/DSUs as of May 15, 2009 was calculated using the closing price of the Common Shares on the Nasdaq on May 15, 2009, which was $72.34 per Common Share.

James L. Balsillie, Waterloo, Ontario, Canada (Non-Independent Director)

Mr. Balsillie, 49, served as a director of the Company from 1993 to February 2009 and was re-appointed by the Board of Directors as a director on May 28, 2010.  Mr. Balsillie is the Co-Chief Executive Officer of the Company. Mr. Balsillie is a Chartered Accountant and received a Bachelor of Commerce degree from the University of Toronto and an MBA from Harvard Business School. Mr. Balsillie also holds several Honorary Doctorate degrees. In addition, Mr. Balsillie holds an FCA from the Institute of Chartered Accountants of Ontario. In May 2009, Mr. Balsillie was inducted into the Order of the Business Hall of Fame in recognition of his business excellence, outstanding business achievements and enduring contributions to Canadian society. Prior to joining and investing in the Company in 1992, Mr. Balsillie was Executive Vice President and a member of the Board of Directors of Sutherland-Shultz Limited in Kitchener, Ontario. In 2002, Mr. Balsillie founded the Centre for International Governance Innovation (“CIGI”), a research institute focused on the restructuring of international governance practices, with a particular emphasis on financial and economic institutions.  Mr. Balsillie is also the Chair of the Canadian International Council.

Board/Committee Membership		Attendance	Public Board Membership in Past Five Years
		Name of Reporting Issuer		Period of Service
N/A(1)	N/A	N/A	Current Boards Nil Other Boards in Past 5 Years Descartes Systems Group Inc.	1996-2007
Securities Held
Fiscal Year	Common Shares (#)(2)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2010	28,850,602	N/A	28,850,602	$1,911,352,382
2009	33,720,902	N/A	33,720,902	$2,439,370,051

1. Mr. Balsillie did not serve as a director of the Company during Fiscal 2010.

2.  As was publicly disclosed on May 21, 2009, Mr. Balsillie has entered into an automatic securities disposition plan (the “Balsillie ASDP”) in accordance with Rule 10b5-1 under the U.S. Exchange Act, applicable Canadian securities legislation and the Company’s Insider Trading Policy. The Balsillie ASDP provides for weekly donations of Common Shares to a registered charitable foundation established by Mr. Balsillie up to a maximum value of CDN$100 million over the up to 24-month duration of the ASDP as well as weekly donations of Common Shares to CIGI up to a maximum value of CDN $57 million of donations over the up to 24-month duration of the ASDP, subject to limit order prices in certain cases.  Each of the foundation and CIGI will immediately sell the shares received from Mr. Balsillie, subject to certain limits in the case of the foundation.  The ASDP also provides for weekly sales of RIM shares up to a maximum value of CDN$360 million of sales over the 24-month duration of the ASDP, subject to a limit order price.  As of May 17, 2010, 1,823,437 Common Shares have been donated, and 3,646,883 Common Shares have been sold under the Balsillie ASDP.

Mike Lazaridis, Waterloo, Ontario, Canada (Non-Independent Director)

Mr. Lazaridis, 49, has served as a director of the Company since 1984 and is the co-founder, President and Co-Chief Executive Officer of the Company. Mr. Lazaridis holds an honorary Doctor of Engineering degree from the University of Waterloo.  In May 2009, Mr. Lazaridis was inducted into the Order of the Business Hall of Fame in recognition of his business excellence, outstanding business achievements and enduring contributions to Canadian society.  In recognition of his leadership and innovation, Mr. Lazaridis was named by the Globe and Mail as Canada’s Nation Builder of the Year for 2002. He is an Officer of the Order of Canada.  Mr. Lazaridis has more than 50 patents issued and has received dozens of industry and community awards for his innovations in wireless radio technology/software. He has founded two research institutions of international significance: the Perimeter Institute for Theoretical Physics and the Institute for Quantum Computing at the University of Waterloo.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	9/10	90%	Current Boards Nil Other Boards in Past 5 Years Nil
Strategic Planning Committee	1/1	100%
Overall Attendance	10/11	91%
Securities Held
Fiscal Year	Common Shares (#)(1)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2010	29,839,008	N/A	29,839,008	$1,976,834,280
2009	33,238,144	N/A	33,238,144	$2,404,447,337

1.
As was publicly disclosed on May 21, 2009, Mr. Lazaridis has entered into automatic securities disposition plans (the “Lazaridis ASDPs”) in accordance with Rule 10b5-1 under the U.S. Exchange Act, applicable Canadian securities legislation and the Company’s Insider Trading Policy.   The Lazaridis ASDPs provide for weekly donations of Common Shares to a registered charitable foundation established by Mr. Lazaridis in an aggregate amount of approximately CDN $190 million over the up to 22-month duration of the Lazaridis ASDPs (assuming that donations are made at the market price for Common Shares on May 21, 2009; the actual amount of the donations will depend on the market price for Common Shares at the time of the donations), subject to limit order prices.  The foundation will immediately sell the shares received from Mr. Lazaridis, subject to a limit order price.  In addition to sales by the foundation, the Lazaridis ASDPs also provide for weekly sales of Common Shares up to a maximum value of CDN $200 million over the up to 22-month duration of the Lazaridis ASDPs, subject to a limit order price.  As of May 17, 2010, 1,641,029 Common Shares have been donated, and 2,311,557 Common Shares have been sold, under the Lazaridis ASDPs.

James Estill, Dix Hills, New York, United States (Independent Director)

Mr. Estill, 53, has served as a director of the Company since 1997. Mr. Estill is a graduate of the University of Waterloo and holds a Bachelor of Science, Systems Design Engineering. Mr. Estill is currently a corporate director. From June 2009 until August 2009, Mr. Estill was the President and Chief Executive Officer of Nu Horizons Electronics Corp., a leading global distributor of advanced technology semiconductor, display, illumination, power and system solutions.  From September 2004 to May 2009, Mr. Estill was the Chief Executive Officer of SYNNEX Canada Limited.  Prior to the acquisition by SYNNEX of EMJ Data Systems Ltd. in September 2004, Mr. Estill was the founder, President and Chief Executive Officer of EMJ Data Systems.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	10/10	100%	Current Boards Nil Other Boards in Past 5 Years Nu Horizons Electronics Corp. Hammond Manufacturing Company Limited	June 2009 – August 2009 2000 - 2009
Compensation, Nomination & Governance Committee	8/8	100%
Oversight Committee	1/1	100%
Overall attendance	19/19	100%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2010	46,500	3,687	50,187	$3,324,889
2009	46,500	2,174	48,674	$3,521,077

David Kerr, Toronto, Ontario, Canada (Independent Director)

Mr. Kerr, 66, has served as a director of the Company since July 2007. Mr. Kerr has a B.Sc. from McGill University and CA from the Institute of Chartered Accountants of Ontario.  Mr. Kerr is Managing Partner of Edper Financial Corporation, an investment holding company.  From July 2002 to August 2006, Mr. Kerr was Chairman of Falconbridge Limited (formerly Noranda Inc.) and prior to that he was President and Chief Executive Officer of Falconbridge Limited. In addition to the public board memberships indicated below, Mr. Kerr is a director of Sustainable Developments Technology Canada, the Toronto Rehabilitation Hospital Foundation, the Special Olympics Canada Foundation and is involved with the Schulich School of Business, York University.

Board/Committee Membership	Attendance		Public Board Membership
			Name of Reporting Issuer	Period of Service
Board	10/10	100%
Current Boards
Brookfield Asset Management Inc.
Sun Life Financial Inc.
CanWest Global Communications Corp.
Halmont Properties Corporation
Other Boards in Past 5 Years
Shell Canada Limited
Falconbridge Limited
				1987 - Present 2004 - Present 2007 - Present 2009 - Present 2003 - 2007 1989 - 2006
Audit and Risk Management Committee	4/4	100%
Compensation, Nomination & Governance Committee	8/8	100%
Overall attendance	22/22	100%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2010	9,000	4,770	13,770	$912,263
2009	6,000	3,257	9,257	$669,651

Roger Martin, Toronto, Ontario, Canada (Independent Director)

Mr. Martin, 53, has served as a director of the Company since July 2007.  Mr. Martin has an AB from Harvard College, with a concentration in Economics, and a MBA from the Harvard School of Business.  Mr. Martin is Dean and Professor of Strategy at the Joseph L. Rotman School of Management at the University of Toronto. Mr. Martin was formerly a director of Monitor Company, a Cambridge, Massachusetts-based consulting firm. In addition to the public board memberships indicated below, Mr. Martin also serves as the Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress, a director on the board of the Skoll Foundation, Vice-Chair of Tennis Canada, a trustee of The Hospital for Sick Children, and  director of AIC Institute for Corporate Citizenship.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	8/10	80%	Current Boards Thomson Reuters Corporation Other Boards in Past 5 Years Nil	1999 - Present
Strategic Planning Committee	1/1	100%
Overall attendance	9/11	82%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2010		5,771	5,771	$382,329
2009		3,754	3,754	$271,564

John E. Richardson, Toronto, Ontario, Canada (Independent Director)

Mr. Richardson, 77, has served as a director of the Company since 2003 and has been the Lead Director of the Company since March 2007. Mr. Richardson has a Bachelor of Commerce degree from the University of Toronto, an MBA from Harvard Business School and an FCA from the Institute of Chartered Accountants of Ontario. Mr. Richardson is currently a corporate director. Mr. Richardson was appointed Chairman of the Ontario Pension Board in July 2004 and retired from that position at the end of his three year term in June 2007. Mr. Richardson was previously a Senior Partner of Clarkson Gordon & Co, Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and Chief Executive Officer of Wellington Insurance, and Chairman of London Guarantee Insurance Company. Mr. Richardson was a past board member with The Insurance Bureau of Canada and the Facility Association.  In addition to the public board memberships indicated below, Mr. Richardson is currently the Chairman of Boiler Inspection and Insurance Co. and a trustee of Armtec Infrastructure Income Fund.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	10/10	100%	Current Boards Armtec Infrastructure Income Fund Other Boards in Past 5 Years Resolve Business Outsourcing Income Fund	2004 - Present 2006 - 2009
Audit and Risk Management Committee	4/4	100%
Compensation, Nomination & Governance Committee	8/8	100%
Oversight Committee	1/1	100%
Overall attendance	23/23	100%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2010	44,500	5,757	50,257	$3,329,526
2009	32,500	3,202	35,702	$2,582,683

Barbara Stymiest, Toronto, Ontario, Canada (Independent Director)

Ms. Stymiest, 53, has served as a director of the Company since March 2007.  Ms. Stymiest has an HBA from the Richard Ivey School of Business, University of Western Ontario and FCA from the Institute of Chartered Accountants of Ontario.  Ms. Stymiest joined Royal Bank of Canada in 2004 and serves as the Group Head, Strategy, Treasury & Corporate Services.  Prior to that, Ms. Stymiest held positions as Chief Executive Officer at TSX Group Inc., Executive Vice-President & Chief Financial Officer at BMO Nesbitt Burns and Partner of Ernst & Young LLP.  Ms. Stymiest is currently the Chair and a Director of Symcor Inc., Toronto Rehabilitation Institute Foundation, the Canadian Institute for Advanced Research and the Royal Ontario Museum.  She has also served on a number of professional and charitable organizations including the Canadian Institute for Chartered Accountant’s Accounting Oversight Committee, United Way Campaign Cabinet and Hincks-Dellcrest Children’s Centre.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	9/10	90%	Current Boards Nil Other Boards in Past 5 Years Nil
Audit and Risk Management Committee	4/4	100%
Oversight Committee	1/1	100%
Overall attendance	14/15	93%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2010	10,000	6,689	16,689	$1,105,646
2009	6,000	4,336	10,336	$747,706

Antonio Viana-Baptista, Madrid, Spain (Independent Director)

Mr. Viana-Baptista, 52, has served as a director of the Company since September 2009.  Mr. Baptista has a Masters degree in Economics from the Universidade Catolica Lisbon, Portugal and a Masters of Business Administration, Honors and Distinction, from INSEAD. Mr. Viana-Baptista is currently a corporate director. Prior to his retirement in January 2008, Mr. Viana-Baptista held various executive roles at Telefonica including General Manager, Chief Executive Officer, Telefonica Spain; Chairman and Chief Executive Officer, Telefonica Moviles and Telefonica International. Prior to joining Telefonica, Mr. Viana-Baptista held positions with Banco Portugues de Investimento as Executive Director and with McKinsey & Company as Principal Director, Madrid, Spain and Lisbon.

Board/Committee Membership	Attendance(1)		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	4/4	100%	Current Boards Telesp, S.A. NH Hoteles SEMAPA, SGPS, S.A. Jeronimo Martins, SGPS, S.A. Other Boards in Past 5 Years Telefonica, S.A. Portugal Telecom, SGPS, S.A.	2008 - Present 2009 - Present 2010 - Present 2010 - Present 2000 - 2008 2000 - 2008
Audit and Risk Management Committee	1/1	100%
Overall attendance	5/5	100%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2010	-	3,147	3,147	$208,489
20091	N/A	N/A	N/A	N/A

1.	Mr. Viana-Baptista did not serve on the Board of Directors during Fiscal 2009.

John Wetmore, Toronto, Ontario, Canada (Independent Director)

Mr. Wetmore, 60, has served as a director of the Company since March 2007.  Mr. Wetmore has a Bachelor of Mathematics from the University of Waterloo and graduated from the Advanced Executive Program at the Kellogg School, Northwestern University. Mr. Wetmore is currently a corporate director. Mr. Wetmore is the former President and Chief Executive Officer and also the former Chief Financial Officer of IBM Canada.  He also held various finance positions at IBM Americas.  In addition to the public boards indicated below, Mr. Wetmore has previously served as a director of the Sunnybrook Hospital Foundation, a member of the University of Waterloo Board of Governors and a member of the United Way of Greater Toronto Campaign Cabinet.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	10/10	100%	Current Boards Loblaw Companies Limited Other Boards in Past 5 Years Resolve Business Outsourcing Income Fund	2006 - Present 2006-2009
Compensation, Nomination & Governance Committee	8/8	100%
Strategic Planning Committee	1/1	100%
Overall attendance	19/19	100%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2010	7,200	4,980	12,180	$806,925
2009	5,700	3,487	9,187	$664,588

Director Attendance and Committee Meetings Held During Fiscal 2010

Board members are expected, to the best of their abilities, to attend all board meetings and meetings of committees on which they serve.  Meeting attendance of each nominee proposed for election is reported above.  The chart below shows the number of Board of Director and committee meetings held during Fiscal 2010. In addition, to maintain independence from management, the Board of Directors and its committees meet without management at each regularly scheduled meeting and at any other times as they determine is necessary.

Number of Meetings
Board of Directors	10
Compensation, Nomination & Governance Committee	8
Audit and Risk Management Committee	4
Oversight Committee	1
Strategic Planning Committee	1

Penalties and Sanctions

As a result of the Company failing to file its second quarter financial statements for fiscal 2007 before the statutory filing deadline, each of the Company’s senior officers, directors, proposed nominees (other than Messrs. Kerr, Martin and Viana-Baptista who were not directors at the time) and certain other insiders of the Company were subject to a management cease trade order (the “MCTO”) issued by the Ontario Securities Commission (the “OSC”) which was in effect from November 7, 2006 until May 23, 2007.  The MCTO prohibited trading in the Company's securities by its senior officers, directors and certain insiders during the time that the MCTO was in effect.  The MCTO was revoked after the required securities filings were made by the Company with the OSC.

On February 5, 2009, a panel of Commissioners of the OSC approved a settlement agreement with the Company, Mike Lazaridis, James Balsillie, James Estill, and certain former directors and officers of the Company, relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices. Mr. Lazaridis, Mr. Balsillie and one former officer of the Company agreed to contribute, in the aggregate, a total of approximately CDN $83.1 million to the Company, consisting of (i) a total of CDN $38.3 million to the Company in respect of the outstanding benefit arising from incorrectly priced stock options granted to all employees of the Company from 1996 to 2006 and (ii) a total of CDN $44.8 million to the Company (CDN $15.0 million of which had previously been paid) to defray costs incurred by the Company in the investigation and remediation of stock option granting practices and related governance practices at the Company. These contributions were or are being made through Mr. Lazaridis, Mr. Balsillie and the former officer undertaking not to exercise vested stock options to acquire an aggregate of 1,160,129 Common Shares of the Company. As all of the relevant stock options of Mr. Lazaridis have now expired, his undertaking has been satisfied. Mr. Lazaridis and Mr. Balsillie also paid CDN $1.65 million and CDN $5.7 million, respectively, to the OSC as an administrative penalty and towards the costs of the OSC’s investigation.

As part of the OSC settlement relating to current directors of the Company, Mr. Balsillie, Mr. Lazaridis and Mr. Estill were reprimanded by the OSC and Messrs. Lazaridis and Estill agreed to complete a course acceptable to staff of the OSC regarding the duties of directors and officers of public companies by February 5, 2010.  Messrs. Lazaridis and Estill have completed courses acceptable to the staff of the OSC. In addition, Mr. Balsillie agreed not to act as a director of any Canadian reporting issuer until the later of 12 months from the date of the OSC settlement agreement and the Company’s public disclosure of how it is addressing the recommendations from an independent review of the Company’s corporate governance practices, which public disclosure occurred on April 1, 2010. As noted above, Mr. Balsillie was re-appointed by the Board of Directors as a director of the Company on May 28, 2010.

On February 17, 2009, the Company, Mr. Lazaridis, Mr. Balsillie and two former officers of the Company entered into settlements with the SEC that resolved the previously disclosed SEC investigation of the Company’s historical stock option granting practices. Mr. Lazaridis and Mr. Balsillie consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the non-scienter based antifraud provisions. The order also provided that Mr. Lazaridis and Mr. Balsillie were liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provided that those amounts were deemed paid in full because Mr. Lazaridis and Mr. Balsillie had already voluntarily paid those amounts to the Company as part of a series of recommendations of a Special Committee of the Company’s Board of Directors following the voluntary internal review by the Company of its historical stock option granting practices.  Messrs. Balsillie and Lazaridis and two former officers of the Company also agreed to monetary penalties in the aggregate of $1.425 million.

Mr. Kerr became a director of Canwest Global Communications Corp. (“Canwest Global”) in 2007. In October 2009, Canwest Global filed for protection under the Companies’ Creditors Arrangement Act (Canada) and filed for recognition and ancillary relief under Chapter 15 of the United States Bankruptcy Code.

3.	Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors’ Remuneration

At the Meeting, shareholders will be requested to vote on the re-appointment of Ernst & Young LLP (“E&Y”) as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration.  E&Y have been auditors of the Company since the beginning of the fiscal year ended February 28, 1997.

For the fiscal years ended February 27, 2010 and February 28, 2009, the Company incurred the following fees for the services of E&Y:

	Fiscal 2010	Fiscal 2009
Audit Fees	$2,117,000	$1,955,000
Audit Related Fees	$86,000	$108,000
Tax Fees	$8,000	$4,000
Total Fees	$2,211,000	$2,067,000

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees were paid for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees.   Audit related services provided included accounting research and internal control review procedures.

Tax Fees

Tax fees were paid for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services.  Tax services provided included international tax compliance engagements.

The Board of Directors recommends a vote “FOR” the re-appointment of E&Y as independent auditors of the Company for the fiscal year ending February 26, 2011 and authorizing the Board of Directors to fix the auditors’ remuneration.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy will vote FOR the reappointment of Ernst & Young LLP as auditors of the Company until the next annual meeting of shareholders and to authorize the Board of Directors to fix the auditors’ remuneration.

EXECUTIVE AND DIRECTOR COMPENSATION

1.  Compensation Discussion & Analysis

Introduction

This Compensation Discussion & Analysis ("CD&A") describes and explains the Company’s executive compensation strategy and philosophy and how compensation decisions are made by the Compensation, Nomination & Governance Committee of the Board of Directors (“CNG Committee”) during the annual executive compensation review.  This CD&A also provides details on decisions made with respect to the compensation paid and to be paid to the Company's President and Co-Chief Executive Officer, its Co-Chief Executive Officer, its Chief Financial Officer, the three other most highly compensated executive officers and its former Chief Operating Officer, Product Development and Manufacturing, Larry Conlee (collectively, the "NEOs") for Fiscal 2010. Mr. Conlee is no longer an executive officer of the Company and is now a Special Advisor to the Company as described under the heading “Termination and Change of Control Benefits”. This CD&A also explains the elements that are part of each NEO's compensation and compares the trend in the compensation of the NEOs to the Company’s performance.

Executive Compensation Strategy and Philosophy

The Company aims to provide appropriate compensation for its NEOs and its other executives that is internally equitable, externally competitive and reflects both individual achievements and Company performance. In setting compensation for Fiscal 2010, the CNG Committee considered the following factors:

(a)	fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract and retain highly qualified executives;
(b)	recognition and encouragement of leadership, entrepreneurial spirit and team work;
(c)
long-term incentives to align the financial interests of the NEOs and other executives with the financial interests of the shareholders of the Company through stock options and/or restricted share units;

(d)	short-term incentives to reward individual performance and contribution to the achievement of the Company’s objectives; and
(e)	recognition of an individual’s contribution to the enhancement of shareholder value.

Compensation, Nomination and Governance Committee

The CNG Committee currently consists of John Wetmore (Chair), John Richardson, James Estill and David Kerr, none of whom has ever been an officer or employee of the Company or any of its subsidiaries or indebted to the Company.  In addition, no executive officer of the Company has served on the Board of Directors or the compensation committee of any other entity that has had any executive officers of such entity serve as a member the Company’s Board of Directors or the CNG Committee.  Messrs. Wetmore, Richardson, Estill and Kerr are independent directors within the meaning of the rules of Nasdaq and applicable Canadian securities laws.  The CNG Committee meets periodically without management present.

The CNG Committee is governed by a written charter that was adopted by the CNG Committee and the Board of Directors in April 2009 and amended in December 2009.  In relation to its duties and responsibilities concerning compensation matters pursuant to its Charter, the CNG Committee is primarily responsible for annually reviewing, and recommending to the Board for approval, the compensation of the Co-Chief Executive Officers,  Chief Operating Officer, Chief Information Officer, Chief Financial Officer, Chief Technology Officer, Software, Chief Marketing Officer and senior management direct reports to the Co-Chief Executive Officers (collectively, “executive officers”).  The CNG Committee also administers the Company’s equity-based compensation plans in accordance with the plans and the Company’s Policy on Granting Equity Awards.  In addition, the CNG Committee meets from time to time each year for the purpose of reviewing the overall compensation policy for executive officers, as well as relevant competitive compensation data and practices.  In consultation with the independent members of the Board of Directors, the CNG Committee assesses the performance of the Co-Chief Executive Officers each year using both financial and non-financial measurements.  Recommendations made by the CNG Committee are reviewed and discussed by the independent members of the Board of Directors before final approval of the Co-Chief Executive Officers’ compensation.

The CNG Committee has sole authority to retain independent compensation consultants to assist the CNG Committee. It also has the authority to approve the fees payable to any independent compensation consultant that it retains.  Beginning in Fiscal 2008, the CNG Committee retained the services of Towers Perrin, a compensation consulting firm, to provide independent advice and counsel to the CNG Committee on the Company’s compensation practices. Since then, the Chair and the members of the CNG Committee have had full discretion to consult with Towers Perrin.  Decisions made by the CNG Committee generally reflect factors and considerations in addition to the information and advice provided to it by Towers Perrin.

The CNG Committee has established a pre-approval process for any additional work of a material nature assigned to Towers Perrin to help ensure that the CNG Committee does not approve any work that, in its view, could compromise Towers Perrin’s independence as an advisor to the CNG Committee.  In addition to providing consulting services to the CNG Committee, Towers Perrin provides the Company with other consulting services from time to time, primarily with respect to sales incentive compensation and employee engagement surveys.

Towers Perrin consultants that advise the CNG Committee are not involved in other services provided to the Company, either directly or indirectly.  The CNG Committee does not consider the provision of such other consulting services to the Company by Towers Perrin as impairing the independence of the Towers Perrin consultants.

The fees paid to Towers Perrin in Fiscal 2010 for independent advice as described above were approximately CDN $124,165.   With the merger of Towers Perrin and Watson Wyatt in January, 2010 to form Towers Watson, the Company’s aggregate fees paid to Towers Watson for services and advice rendered to management are expected to be significantly higher than the fees expected to be paid to Towers Watson for services to the CNG Committee.  The CNG Committee has commenced a search process to retain a different compensation consultant to provide independent compensation advice solely to the CNG Committee.  The Company’s management will be able to continue to use the services of Towers Watson and other compensation consultants.

Annual Compensation Review Process

The compensation of executive officers is reviewed annually by the CNG Committee with guidance and advice from Towers Perrin.  During this review, the various elements of executive compensation are reviewed against Company and individual performance as well as a market comparator group.   The focus of the annual review is mainly on the base salary and annual incentive components of executive compensation at May/June meetings and long-term incentive components at September meetings. The separation of decision making regarding the short-term and long-term components of executive compensation allows the Company and the CNG Committee to take into consideration year end as well as first and second quarter senior management performance in establishing the annual compensation of executive officers.  Even though the annual compensation review addresses base salary/annual incentive and long-term incentive components at different times, the CNG Committee does review compensation from a total compensation perspective.

The Co-Chief Executive Officers provide feedback to the CNG Committee on the performance of other executive officers of the Company, measured against goals set for the prior fiscal year, as well as their compensation recommendations for other executive officers. The CNG Committee, taking into consideration market information, feedback and compensation recommendations from the Co-Chief Executive Officers in respect of the other executive officers, as well as annual Company and individual performance, makes recommendations to the Board of Directors on executive officers' compensation.

As part of the annual executive compensation review conducted by the CNG Committee, the independent external consultants gather information relating to comparator companies to support decisions related to compensation of executive officers and make recommendations as requested.  The list of comparator companies used for the annual compensation review in Fiscal 2010 was initially established by the CNG Committee in Fiscal 2009 and was updated by the CNG Committee in Fiscal 2010 in both cases with the assistance of Towers Perrin.

The updated comparator companies for Fiscal 2010, as shown in the table below, were selected on the basis of, among other things, the comparator company’s industry, size, scope and rate of growth relative to the industry, size, scope and rate of growth of the Company. More specifically, when choosing the companies to be included in the market comparator group, the CNG Committee primarily focused on the revenue and the growth of each company as demonstrated by its market capitalization to sales ratio.  Other criteria considered by the CNG Committee when selecting members of the comparator group included:

•	Focusing on relevant North American organizations with a global presence;
•	Seeking representation of a cross-section of the technology industry; and
•	Focusing on high-growth organizations.

The 15 companies in the comparator group used to assess the competitiveness of base salary and the other elements of executive compensation are presented in the following table reflecting the fiscal year data available for each company (Source: Research Insight) at the time the CNG Committee conducted its comparator group review in 2009.

Comparator Companies Corporate Information (millions $US)
Company Name	Sales	Market Cap	Market Cap/Sales Ratio	Gross Profit	Gross Profit Margin	Global	Industry
Applied Materials Inc.	$7,375	$14,290	1.9	$3,010	46%	✓	Semiconductor & Semiconductor Equipment
Automatic Data Processing Inc.	$9,019	$17,721	2.0	$4,445	48%	✓	IT Services
BCE Inc.	$16,672	$15,969	1.0	$11,892	71%		Diversified Telecommunication Services
Broadcom Corp.	$4,658	$10,490	2.3	$2,539	55%	✓	Semiconductor & Semiconductor Equipment
Corning Inc.	$5,948	$20,542	3.5	$3,422	58%	✓	Communications Equipment
eBay Inc.	$8,541	$16,102	1.9	$6,798	80%	✓	Internet Software & Services
EMC Corp.	$14,876	$22,947	1.5	$8,783	59%	✓	Computers & Peripherals
Motorola Inc.	$30,146	$9,630	0.3	$9,142	30%	✓	Communications Equipment
Nokia OYJ	$71,168	$43,154	0.6	$25,179	35%	✓	Communications Equipment
QUALCOMM Inc.	$11,219	$64,163	5.7	$8,261	73%	✓	Communications Equipment
Rogers Communications Inc.	$10,662	$15,673	1.5	$3,886	36%		Diversified Telecommunication Services
TELUS Corp.	$9,092	$8,759	1.0	$6,060	66%		Diversified Telecommunication Services
Texas Instruments Inc.	$12,501	$21,098	1.7	$7,321	59%	✓	Semiconductor & Semiconductor Equipment
Thomson Reuters Corp.	$11,707	$16,338	1.4	$6,627	30%	✓	Media
Yahoo Inc.	$7,209	$17,826	2.5	$4,888	68%	✓	Internet Software & Services

25th Percentile	$7,375	$14,290	1.0	$3,886	36%
50th Percentile	$10,662	$16,338	1.7	$6,627	58%
75th Percentile	$14,876	$21,098	2.3	$8,783	68%

Research In Motion Limited	$11,065	$24,400	2.2	$5,511	51%	✓	Communications Equipment

Based on Fiscal 2009 results, the Company’s revenue and market capitalization were at or above the 75th percentile of the comparator group.  The CNG Committee continues to review the appropriateness of the composition of the comparator group annually and makes adjustments as it determines to be necessary.

Compensation Elements for the Named Executive Officers

The CNG Committee began an evaluation of the Company’s executive compensation program in the latter part of Fiscal 2008 and implemented certain changes to the program in Fiscal 2009. These changes included the implementation of an annual incentive plan and a long-term incentive plan with annual grant guidelines for executive officers and other senior management.  The elements of compensation remained the same in Fiscal 2010 as in Fiscal 2009.

The compensation of the Company's NEOs is comprised of the following elements: base salary; annual incentive; long-term incentive; retirement savings; and benefits.  The purpose of each of these elements is as follows:

Elements	Purpose of the Compensation Elements
Base Salary	This is a fixed compensation element.
•
This element reflects the executive officer's role, personal performance, experience, contribution to the business of the Company, the size and stage of development of the Company and competitive benchmarks.

Annual Incentive	This is an annual variable compensation element.
	•	This element is designed to motivate and reward an executive officer for contribution to the achievements of the Company and individual goals set for the fiscal year.
Long-Term Incentive	This is a long-term variable compensation element.
	•	This element allows executive officers to potentially receive compensation under the Stock Option Plan and/or the Restricted Share Unit Plan over a number of years.
	•	These plans are designed to enable the Company to attract and retain highly qualified executive officers.
	•	These plans are designed to align the interests of executive officers with the interests of shareholders by providing incentives which promote the creation of shareholder value.
	•	These plans are also designed to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company.
Retirement Savings	This is a long-term compensation element.
	•	This compensation element is designed to assist executive officers in saving for their retirement.
•
Other than the retirement savings plans made available to all employees of the Company, the Company's approach to retirement savings is for executive officers to be responsible for their retirement savings.

	•	Executive officers are offered the same retirement savings plan and Company matching program as other employees of the Company.
Other Compensation	Benefits This compensation element has short-term and long-term components.
	•	The element is designed to provide executive officers the same benefits programs as the Company offers other employees.
	•	These benefit programs are designed to help ensure the health and wellness of employees and to provide coverage in case of death or disability.
	•	Benefits programs include supplemental health, dental, life insurance and disability coverage.
Perquisites
	•	Perquisites are not a typical element of executive compensation, but perquisite arrangements are established in the best interests of the Company from time to time on a case-by-case basis.

Base Salary

The base salary for each NEO is reviewed annually after the completion of the prior fiscal year.  During its review, the CNG Committee considers the importance of qualitative factors in assessing individual performance of its NEOs, such as demonstrated leadership ability and the management and implementation of major projects and initiatives.  The NEOs’ base salaries are also reviewed by the CNG Committee against the comparator group based on market data provided by the independent compensation consultants.  In addition to these considerations, the CNG Committee also receives and considers base salary proposals from the Co-Chief Executive Officers for all the executive officers other than themselves.  The recommendations from the Co-Chief Executive Officers are reviewed and, if determined appropriate, approved, with or without modification, by the CNG Committee and the Board of Directors as a whole.  The CNG Committee, with advice and input from its independent compensation consultant, makes the base salary recommendations for the Co-Chief Executive Officers to the independent members of the Board of Directors for approval.

As a result of the compensation review conducted by the CNG Committee after the completion of Fiscal 2009 and the uncertain economic conditions at the time, the NEOs’ base salaries in Fiscal 2010 (other than as noted below) remained unchanged from Fiscal 2009. As a result of the CNG Committee’s compensation review after the completion of Fiscal 2010, the NEOs’ base salaries for Fiscal 2011 will be increased as shown in the table below (other than for the Co-Chief Executive Officers whose base salary will remain the same and for Mr. Conlee whose base salary was reduced in connection with his transition from an executive officer to the position of Special Advisor as described under the heading “Termination and Change of Control Benefits”).  These adjustments will be effective on June 1, 2010 and reflect, as mentioned above, the NEO's role, personal performance, experience, and contribution to the business of the Company, the size and stage of development of the Company as well as competitive benchmarking to the Company’s comparator group.

Name	Base Salary as at March 1, 2009 CDN	Base Salary Effective June 1, 2010
		CDN	US1
James L. Balsillie	$1,200,000	$1,200,000	$1,079,234
Mike Lazaridis	$1,200,000	$1,200,000	$1,079,234
Donald Morrison	$695,000	$730,000	$656,534
David Yach	$600,000	$630,000	$566,598
Robin Bienfait	$500,000	-	$525,000
Brian Bidulka	$425,0002	$550,000	$494,649

1. Except for Ms. Bienfait, whose base salary is in U.S. dollars, base salaries have been converted to U.S. dollars using the Bank of Canada average rate of 1.1119 for Fiscal 2010.
2. Mr. Bidulka was promoted to the position of Chief Financial Officer effective December 17, 2009 at which time his base salary was increased from CDN $425,000 to CDN $500,000.

Annual Incentives

(Overview and Annual Incentive Plan Design)

At the beginning of Fiscal 2009, the CNG Committee approved an annual incentive program for the Co-Chief Executive Officers and the other executive officers (the “Annual Incentive Plan”) following the completion of a review of executive compensation practices of the Company.  In Fiscal 2010, the CNG Committee determined that it continued to be important to have a short-term incentive plan to attract and retain executives essential to the Company’s success and to reward them for the achievement of the Company’s annual performance targets and individual performance.

The Annual Incentive Plan compensates executive officers on achievement of certain key measures that are critical growth drivers of the business and that support the Company’s objective of generating increased shareholder value. The Annual Incentive Plan provides for target annual bonus awards that are expressed as a percentage of base salary and are tied to the achievement of predetermined financial and operational performance objectives for the Company for the relevant fiscal year.  For Fiscal 2010, the three measures that comprised the Annual Incentive Plan were revenue (40% weighting), diluted earnings per share (30% weighting), and net subscriber additions (30% weighting). No bonus is payable in respect of a performance objective if the Company's actual performance is less than 85% of the pre-established target and the maximum bonus payable to an NEO is 150% of the NEO’s target award.

(Fiscal 2010 NEO Annual Incentive Targets and Individual Performance Modifiers)

For Fiscal 2010, given the uncertain economic climate, the Company did not increase the base salaries of any of the NEOs, but instead increased the amount of the target annual bonus awards for the Chief Financial Officer, the Chief Technology Officer, Software and Chief Information Officer.  This mirrored the compensation decision for all employees to allocate any increases in annual compensation to awards under their variable incentive plan rather than to base salaries. As a result, the target incentive awards under the Annual Incentive Plan for Fiscal 2010 were 100% of base salary for the Co-Chief Executive Officers, 75% (up from 45%) of base salary for each of the Chief Operating Officers and 60% (up from 40%) of base salary for the Chief Financial Officer, the Chief Technology Officer, Software and the Chief Information Officer.  Depending on the Company’s actual performance, the annual incentive award payable to an NEO for Fiscal 2010 could be up to 150% of the NEO's target award.  The exception to the foregoing is that Mr. Conlee’s target annual incentive award was reduced to 30% of base salary (down from 45%) for the period after he became a Special Advisor to the Company pursuant to the transition agreement referred to under “Termination and Change in Control Benefits”.

Individual performance, based in part on the NEO’s performance relative to individual performance objectives set for Fiscal 2010, can also adjust the annual incentive award otherwise payable to a NEO upwards or downwards by up to 25%.  The Co-Chief Executive Officers make recommendations to the CNG Committee for the target awards to the other NEOs.  Any awards made to the NEOs are recommended by the CNG Committee for approval by the Board of Directors.  The CNG Committee, with benchmarking advice and input from the independent compensation consultants, makes recommendations on the target awards for the Co-Chief Executive Officers to the independent directors of the Board of Directors for approval.

(Fiscal 2010 NEO Annual Incentive Payouts)

Based on the Company's actual performance against targets set for Fiscal 2010 for revenue, diluted earnings per share and net subscriber additions, each of the NEOs will receive an incentive award for Fiscal 2010 in an amount equivalent to 91.5% of his or her target award, before taking into account the NEO's individual performance modifier. The performance targets set for the three measures reflected continued growth expectations and represented significant increases for each measure over previous year performance.  The Fiscal 2010 Annual Incentive Plan payout factor, before taking into account individual performance modifiers, is summarized in the following table:

Measure	Weighting	Payout Factor
Revenue	40%	37.15%
Diluted EPS	30%	25.62%
Net Subscriber Additions	30%	28.77%
Total		91.54%

As a result, the potential Fiscal 2010 Annual Incentive Plan payout factors, taking into account potential individual performance modifiers of up to +/- 25%, is summarized in the following table:

		Company Performance		Individual Performance Modifier
	Annual Incentive Target %	Payout Factor Based on Fiscal 2010 Company Performance	Payout % Annual Base Salary	Low Performance -25%	High Performance +25%
James L. Balsillie & Mike Lazaridis	100%	0.9154	91.54%	68.7%	114.4%
Donald Morrison & Larry Conlee1	75%	0.9154	68.66%	51.5%	85.8%
David Yach, Brian Bidulka & Robin Bienfait	60%	0.9154	54.92%	41.2%	68.7%

1.
Mr. Conlee’s annual incentive target % was 75% during the period of Fiscal 2010 that he served as Chief Operating Officer (10 months) and was reduced to 30% for the period in which he served as a Special Advisor during Fiscal 2010 (2 months).

The following eight strategic goals established at the beginning of Fiscal 2010, as well as individual performance objectives, were taken into account by the CNG Committee in determining the individual performance modifier of each of the NEOs as part of the Fiscal 2010 annual compensation review process:

Goal #1	Expand our customer base in existing and new markets by growing and strengthening our relationships with carriers and distribution partners across the globe.

Goal #2	Effectively manage costs and operating expenses to grow earnings.

Goal #3	Continue to launch innovative new products and services to address existing and new market segments.

Goal #4	Extend the Company’s market leadership through innovation and focused investments in research and development.

Goal #5	Continue to expand and grow the Company’s presence in the enterprise market.

Goal #6	Expand the number and variety of applications and content available for BlackBerry smartphone users through BlackBerry App World and through other partnerships.

Goal #7	Attract, hire and retain the best available talent to support the Company’s customers and partners and to maintain the Company’s market leading position.

Goal #8	Continue to focus on delivering strong financial performance for the Company’s shareholders.

The table below shows the amount of the annual incentive awards to be paid in June 2010 under the Annual Incentive Plan to each NEO with respect to Fiscal Year 2010. The personal modifiers for all of the NEOs for Fiscal 2010 is 1.0. This is in recognition that the NEOs, collectively as a team, delivered positive and successful results relative to the Company’s eight strategic objectives and, individually, their respective individual objectives.  After reviewing the performance of the NEOs following the end of Fiscal 2010, the CNG Committee, after consulting with the Co-Chief Executive Officers and the independent compensation consultants, concluded that the overall and individual performance of the NEOs during Fiscal 2010, while positive and successful, warranted neither an increase nor decrease in the individual performance modifiers of the NEOs. The Board of Directors accepted this recommendation of the CNG Committee in approving the NEOs’ annual incentive awards for Fiscal 2010.

Name	Annual Incentive Target %	Fiscal 2010 Payout % without Individual Performance Modifier	Fiscal 2010 Payout % with Maximum Individual Performance Modifier	Individual Performance Modifier		Fiscal 2010 Actual Incentive Award1
					CDN	USD	%
James L. Balsillie	100%	91.54%	114.43%	1.0	$1,098,480	$987,931	91.54%
Mike Lazaridis	100%	91.54%	114.43%	1.0	$1,098,480	$987,931	91.54%
Donald Morrison	75%	68.66%	85.82%	1.0	$477,152	$429,132	68.66%
David Yach	60%	54.92%	68.66%	1.0	$329,544	$296,379	54.92%
Robin Beinfait	60%	54.92%	68.66%	1.0	-	$274,620	54.92%
Brian Bidulka	60%	54.92%	68.66%	1.0	$240,293	$216,110	54.92%
Larry Conlee	75%	27.46%	34.33%	1.0	-	$473,284	27.46%

1.
Except for Ms. Bienfait and Mr. Conlee, whose base compensation is in U.S. dollars, Incentive Awards have been converted to U.S. dollars using the Bank of Canada average rate of 1.1119 for Fiscal 2010. Mr. Conlee’s Incentive Award takes into account that his base salary and annual incentive target % during the period of Fiscal 2010 that he served as Chief Operating Officer (10 months) were both reduced for the period during which he served as a Special Advisor during Fiscal 2010 (2 months). His annual incentive target % was reduced to 30% for the period during which he served as Special Advisor. See “Termination and Change of Control Benefits”. Mr. Bidulka’s Incentive Award takes into account his increase in base salary during Fiscal 2010 in connection with his promotion to the position of Chief Financial Officer.

Long-Term Incentive Compensation

As illustrated in the Summary Compensation Table, long-term incentive compensation continues to be a significant element of total compensation for the Company’s executive officers in order to align the interests of executive officers with the achievement of the Company’s long term business objectives as well as the interests of shareholders. As part of the executive compensation review completed during Fiscal 2008, the CNG Committee reviewed the long-term incentive compensation for executive officers and other senior management. Based on this review, including market comparator group information provided by the independent compensation consultants, the CNG Committee implemented formal annual long term incentive grant guidelines (the “Guidelines”) that were effective commencing in Fiscal 2009.

Under the Guidelines, grants of stock options and/or RSUs will generally be made annually and will be based on established grant size ranges depending on, among other things, the position level, and the performance of the individual as well as comparator group information.  Annual grants for Fiscal 2010 under the Guidelines were made by the Company in September 2009 consistent with the practices and procedures set out in the Company’s Policy on Granting Equity Awards.  The equity awards to the NEOs for Fiscal 2009 and Fiscal 2010 were all within the Company’s established ranges under the Guidelines for such awards and were granted to recognize the contribution of the NEOs to the strong growth and successful financial performance of the Company as well as their individual performance rating at the time which was considered in determining the number of RSUs awarded.

The CNG Committee decided to award all equity grants to executive officers relating to Fiscal 2010 in the form of RSUs.  These RSUs only vest after three years of active employment following the grant date.  The granting of RSUs has become more prevalent because the Company and the CNG Committee believe that RSU recipients view RSUs positively and the Company may benefit from increased retention value as a result of RSU awards that vest only after three years.  No stock option awards were granted to the NEOs relating to Fiscal 2010.

Retirement Savings

The Company offers all Canadian based executive officers the opportunity to participate in the group retirement savings plan that is made available to all other Canadian based employees.  In Fiscal 2010, the Company matched a Canadian based employee’s contributions to the group RRSP "dollar for dollar" up to three percent of their base salary until they reach their current year RRSP contribution limit. As of June 2010, the Company will match an employee’s contributions on the same basis up to four percent of an employee’s base salary. Similarly, U.S. based executive officers, including Ms. Bienfait and Mr. Conlee, are offered the opportunity to participate in the group retirement 401(k) savings plan that is made available to all other US based employees.  The Company matches US based employees’ contributions to the 401(k) plan “dollar for dollar” up to three percent of their base salary.

No additional forms of pension plan are offered to the NEOs.

Other Compensation (Benefits & Perquisites)

The NEOs are offered similar benefits to all other employees with the exception of four NEOs: Messrs. Balsillie, Lazaridis, and Morrison who also receive an automobile allowance, Mr. Morrison whose annual golf club dues are reimbursed by the Company, and Mr. Conlee who received a perquisite relating to his use of the Company’s aircraft as described in the notes to the Summary Compensation Table.

Reimbursement of Incentive and Equity Based Compensation

In April 2008, the Board of Directors approved a policy with respect to the reimbursement of incentive and equity based compensation.  This policy requires that if the Board of Directors becomes aware of any misconduct by an executive officer that contributed to the Company having to restate all or a portion of its financial statements, the Board of Directors shall take such action as it deems appropriate to remedy the misconduct, prevent its recurrence, and may take disciplinary action against the executive officer.  In addition, the Board of Directors will, to the fullest extent permitted by governing law in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to such executive officer if: (a) the amount of bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of restatement; (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement; and (c) the amount of the bonus or incentive compensation that would have been awarded to the executive officer had the financial results been properly reported would have been lower than the amount actually awarded.

Company Performance and Trends in Executive Compensation

The following graphs show the cumulative total shareholder return of $100 invested in the Company's Common Shares compared to the S&P/TSX Composite Index (expressed in CDN dollars) and the Nasdaq Composite Index for the period February 26, 2005 to February 27, 2010.

	February 26, 2005	March 4, 2006	March 3, 2007	March 1, 2008	February 28, 2009	February 27, 2010
RIM	100.00	100.63	198.55	381.58	189.21	277.45
TSX	100.00	122.97	132.05	139.43	83.39	119.38

	February 26, 2005	March 4, 2006	March 3, 2007	March 1, 2008	February 28, 2009	February 27, 2010
RIM	100.00	110.06	208.08	476.58	183.38	325.44
Nasdaq	100.00	111.48	114.65	109.98	66.71	108.37

Over the last five fiscal years, on a cumulative basis, the Company’s Common Shares significantly outperformed both indices.  When comparing the total compensation of the NEOs to the Company's five year Common Share price trend, there is a strong correlation between total compensation paid and the Company's Common Share price in large measure because long-term incentive compensation constitutes a significant portion of their respective total compensation.

Summary Compensation Table

The following table provides a summary of the total compensation earned by each NEO of the Company for Fiscal 2010 and Fiscal 2009.  On September 18, 2008, the Canadian Securities Administrators adopted a new form relating to executive compensation disclosure that made significant changes to the requirements applicable to the Company relating to the disclosure of compensation earned by its NEOs and related matters for fiscal years ending on or after December 31, 2008.  As a result of the significant changes made to these disclosure requirements and the resultant difficulties in providing comparative data for the compensation earned by its NEOs for the fiscal year ended March 1, 2008, the Company has disclosed in the table below the total compensation earned by its NEOs for Fiscal 2010 and Fiscal 2009 only, as is permitted by the new form.  With a view to providing greater clarity in reporting executive compensation, information presented reflects compensation paid to each NEO during Fiscal 2009 and Fiscal 2010 as well as compensation relating to NEO’s performance during Fiscal 2009 or Fiscal 2010 granted, paid or to be paid after the end of such fiscal years.

SUMMARY COMPENSATION TABLE2
		Salary2	RSU Awards3	Stock Options Award	Non-Equity Incentive Plan Compensation ($)
Name	Fiscal Year1	$	$	$	Annual Incentive Plan4	Long Term Incentive Plan	Retirement Pension Savings5	All Other Compensation6	Total Compensation
James L. Balsillie	2010	$1,079,234	$2,491,500	Nil	$987,931	Nil	$9,443	$9,893	$4,578,001
Co-Chief Executive Officer	2009	$1,086,957	$2,398,875	Nil	$1,178,102	Nil	$14,075	$9,964	$4,687,973

Mike Lazardis	2010	$1,079,234	$2,491,500	Nil	$987,931	Nil	$9,443	$9,893	$4,578,001
President and Co-Chief Executive Officer	2009	$1,086,957	$2,398,875	Nil	$1,178,102	Nil	$9,151	$9,964	$4,683,049

Donald Morrison	2010	$625,056	$664,400	Nil	$429,132	Nil	$9,443	$1,619,345	$3,347,376
Chief Operating Officer BlackBerry	2009	$629,529	$799,625	Nil	$345,769	Nil	$9,351	$27,242	$1,811,516

David Yach	2010	$539,617	$664,400	Nil	$296,379	Nil	$9,443	$3,230,840	$4,740,679
Chief Technology Officer, Software	2009	$543,478	$479,775	Nil	$212,271	Nil	$9,834	-	$1,245,358

Robin Beinfait	2010	$500,000	$498,300	Nil	$274,620	Nil	$3,462	-	$1,276,382
Chief Information Officer	2009	$500,000	$479,775	Nil	$195,289	Nil	$1,154	-	$1,176,218

Brian Bidulka	2010	$393,471	$498,300	Nil	$216,110	Nil	$6,174	-	$1,114,055
Chief Financial Officer	2009	$377,038	$479,775	Nil	$150,359	Nil	$9,204	-	$1,016,376

Larry Conlee7	2010	$611,945	$0	Nil	$473,284	Nil	$11,077	$3,509,7128	$4,606,018
Special Advisor	2009	$631,039	$799,625	Nil	$358,207	Nil	$9,351	$428,111	$2,226,333

1.	Fiscal Year 2009 covers the period from March 1, 2008 to February 28, 2009, inclusive, and Fiscal Year 2010 covers the period from March 1, 2009 to February 27, 2010, inclusive.

2.	All compensation paid in Canadian dollars was converted to U.S. dollars using the Bank of Canada average rate of 1.104 for Fiscal 2009 and 1.1119 for Fiscal 2010.

3.	RSU awards were valued using the fair market value on the Nasdaq on the April 6, 2009 award date of USD $63.97 for Fiscal Year 2009 and on the September 28, 2009 award date of USD $66.44.

4.	Annual Incentive Plan payouts for Fiscal 2010 reflect the awards to be paid in June 2010 in respect of Fiscal 2010.

5.
Retirement Pension Savings values for each NEO reflects the Company’s contributions during Fiscal 2010 and Fiscal 2009 in connection with the NEO's participation in the Company's group registered retirement savings plan (“Group RRSP”) or 401(k) Plan.

6.
The “All Other Compensation” amounts for Messrs. Morrison, Yach and Conlee include $859,292, $1,731,730, and $1,764,522, respectively, as part of a payment by the Company during Fiscal 2010 to the Canada Revenue Agency (“CRA”) on behalf of approximately 150 current and former Company personnel, excluding the Co-Chief Executive Officers, on account of certain incremental personal tax liabilities incurred by those employees related to the exercise of certain stock options issued by the Company with measurement date issues. The amounts for Messrs. Morrison, Yach and Conlee also include $743,865, $1,499,110, and $1,527,497, respectively, for the reimbursement of tax related to the taxable benefit associated with the Company’s payments on their behalf to the CRA. All of the foregoing amounts were paid by the Company directly to CRA.

7.
Mr. Conlee held the position of Chief Operating Officer, Product Development and Manufacturing until January 1, 2010.  Mr. Conlee is now a Special Advisor to the Company.  See “Termination and Change of Control Benefits”.

8.
Mr. Conlee’s “All Other Compensation” amount includes $171,444 for the incremental cost of travel on Company aircraft relating to travel predominately between Waterloo, Ontario and Chicago, Illinois and $46,249 for the reimbursement of tax related to the taxable benefit for use of the aircraft paid to Mr. Conlee.  The Company has a Corporate and Charter Aircraft Use Policy under the oversight of the Audit and Risk Management Committee.  Use of the Company or charter aircraft by Mr. Conlee for this travel was approved by one of the Co-Chief Executive Officers.  Mr. Conlee’s use of such aircraft allowed Mr. Conlee, during his tenure as Chief Operating Officer, to work while traveling, which he could not do generally on commercial aircraft, and shortened his travel time which afforded him more time in the office.  The incremental cost of travel on the aircraft is calculated based on the total aggregate variable operating costs, which include the average cost of fuel and engine maintenance programs, as well as actual out-of-pocket costs, such as airport, navigation, security and customs fees and flight crew expenses.  The amount for Fiscal 2009 includes and has also been adjusted for the reimbursement of tax related to the taxable benefit for his use of the aircraft paid to Mr. Conlee in Fiscal 2010.

Outstanding Stock Options and RSU Awards

The outstanding stock option awards shown in the table below are time-based with varying vesting schedules and terms. The vesting schedules and the terms of the NEOs’ outstanding stock options awards as at February 27, 2010 are as follows:

Number of securities underlying unrestricted unexercised option (#)	Grant Date	Option expiration date	Vesting Schedule	Term
853,735	Janaury 15, 2004	January 15, 2011	5 years – 20% per year	7 years
1,080,000	April 7, 2005	April 7, 2012	5 years – 20% per year	7 years
30,000	August 4, 2005	August 4, 2012	5 years – 20% per year	7 years
240,000	January 2, 2007	January 2, 2014	5 years – 20% per year	7 years
30,000	July 3, 2007	July 3, 2014	5 years – 20% per year	7 years
570,000	October 10, 2007	October 10, 2013	5 years – 20% per year	6 years
50,000	October 10, 20071	October 10, 2010	2 years – 50% per year	3 years
25,000	December 27, 2007	December 27, 2013	5 years – 20% per year	6 years

1.	Represents one stock option award made to Mr. Coulee.

The vesting schedules of the NEOs’ outstanding RSU awards as at February 27, 2010 are as follows:

Number of RSUs	Grant Date	Vesting Schedule 1
122,500	April 6, 2009	3 years
110,000	September 28, 2009	3 years

1.	The RSUs made are time based and become fully vested only after three years of active employment rather than vesting over time during such three year period.

The following table provides a summary of the outstanding stock options and RSU awards for each of the NEOs as at February 27, 2010.

			Stock Option Awards		RSU Awards
Name	Number of securities underlying unrestricted unexercised options (#)1	Option exercise price ($) CDN	Option expiration date	Value of unrestricted in-the-money options2	Number of RSUs that have not vested (#)	Market Value of RSUs that have not vested3
Mike Lazardis	600,000	$18.2483	15-Jan-11	$32,095,981
President and Co-Chief Executive Officer	450,000	$29.7333	07-Apr-12	$19,161,534
	200,000	$114.5800	10-Oct-13
					75,000	$5,316,000
James L. Balsillie	253,735	$18.2483	15-Jan-11	$13,573,123
Co-chief Executive Officer	450,000	$29.7333	07-Apr-12	$19,161,534
	200,000	$114.5800	10-Oct-13
					75,000	$5,316,000
Donald Morrison	150,000	$29.7333	07-Apr-12	$6,387,178
Chief Operating Officer BlackBerry	50,000	$114.5800	10-Oct-13	-
					22,500	$1,594,800

David Yach	20,000	$114.5800	10-Oct-13	-
Chief Technology Officer, Software	25,000	$115.4000	27-Dec-13	-
					17,500	$1,240,400
Robin Beinfait	240,000	$42.5933	02-Jan-14	$7,287,038
Chief Information Officer	50,000	$116.8800	10-Oct-13	-
					15,000	$1,063,200
Brian Bidulka	30,000	$30.8333	04-Aug-12	$1,246,082
Chief Financial Officer	30,000	$73.4767	03-Jul-14	$30,593
	50,000	$114.5800	10-Oct-13	-
					15,000	$1,063,200
Larry Conlee	30,000	$29.7333	07-Apr-12	$1,277,436
Special Advisor	50,000	$114.5800	10-Oct-10
					12,500	$886,000

1.
Options which Mr. Balsillie has undertaken not to exercise as part of a settlement entered into with the Ontario Securities Commission on February 3, 2009 are not included in the column "Number of securities underlying unrestricted unexercised options". See “Penalties and Sanctions”.

2.
Canadian option values, calculated using the TSX closing price on February 26, 2010 and the in the money option exercise price, were converted to U.S. dollars using the Bank of Canada closing rate of 1.0525 for Fiscal 2010.

3.	RSUs were valued using the Nasdaq closing price on February 26, 2010 of USD $70.88.

Incentive Plan Awards - Value Vested or Earned during Fiscal 2010

The following table provides a summary of the value of stock option and RSU awards which vested during Fiscal 2010 as well as the value of annual incentive compensation earned during Fiscal 2010 that will be paid by the Company in June 2010.

Name	Stock Option Awards Value vested during the year1 ($)	RSU Awards Value vested during the year ($)	Short-Term Incentive Value earned during the year2
James L. Balsillie	$3,228,995	-	$987,931
Co-Chief Executive Officer
Mike Lazaridis	$3,228,995	-	$987,931
President and Co-Chief Executive Officer
Donald Morrison	$1,076,332	-	$429,132
Chief Operating Officer, BlackBerry
David Yach	-	-	$296,379
Chief Technology Officer, Software
Robin Bienfait	$1,496,802	-	$274,620
Chief Information Officer
Brian Bidulka	$642,018	-	$216,110
Chief Financial Officer
Larry Conlee	$1,076,332	-	$473,284
Special Advisor

1.
The value of vested stock options awards was calculated using the applicable Nasdaq/TSX closing price on the vesting date and, where applicable, converted to U.S. dollars using the Bank of Canada noon exchange rate on that date. The amounts reflect the value of the vested options assuming that they were exercised on the vesting date and not realized values

2.	Short-Term Incentive compensation earned in CDN dollars was converted to U.S. dollars using the Bank of Canada average rate of 1.1119 for Fiscal 2010.

Pension Plan Benefits (Retirement Savings)

The following table reflects the accumulated value in each NEO Group RRSP account as of February 27, 2010. The Compensatory column shows the Company contributions to the accounts of the NEOs during Fiscal 2010.  The Non-compensatory column shows the net impact of contributions made by the NEOs, investment earning/losses and changes in the CDN dollar/U.S. dollar exchange rate during Fiscal 2010. NEOs, other than Ms. Bienfait, participate in the same Group RRSP offered to other Canadian based employees of the Company and the Company matches their respective contributions on the same basis.

Ms. Bienfait and Mr. Conlee participated in the same 401(k) program offered to U.S. based employees of the Company and the Company matches their respective contributions on the same basis. Mr. Conlee participated in the Group RRSP for part of Fiscal 2010 and the same 401(k) program offered to U.S. based employees of the Company for the other part of Fiscal 2010. This resulted from Mr. Conlee being transitioned from the Company’s Canadian payroll to the Company’s U.S. payroll during Fiscal 2010.

Name	Accumulated value at start of year ($)1	Compensatory($)2	Non-compensatory($)	Accumulated Value at year end($)
James L. Balsillie	$23,544.62	$9,443.30	$18,492.88	$51,480.80
Co-Chief Executive Officer
Mike Lazaridis	$79,659.12	$9,443.30	$29,330.95	$118,433.37
President and Co-Chief Executive Officer
Donald Morrison	$73,598.25	$9,443.30	$33,134.36	$116,175.91
Chief Operating Officer, BlackBerry
David Yach	$69,529.20	$9,443.30	$33,864.72	$112,837.22
Chief Technology Officer, Software
Brian Bidulka	$42,363.69	$6,174.40	$18,604.73	$67,142.82
Chief Financial Officer
Robin Bienfait	$33,185.09	$3,462.00	$16,495.41	$53,142.50
Chief Information Officer
Larry Conlee3	$75,279.21	$11,076.65	$73,581.68	$159,937.54
Special Advisor

1.
Accumulated values at the start of the year, other than for Ms. Bienfait whose values are in U.S. dollars, were converted to U.S. dollars using the Bank of Canada noon exchange rate as of March 1, 2009.

2.	Compensatory values for the NEOs, other than for Ms. Bienfait whose values are in U.S. dollars, were converted to U.S. dollars using the Bank of Canada average rate of 1.1119 for Fiscal 2010.

3.
Mr. Conlee participated in the Group RRSP for part of Fiscal 2010 and the 401(k) for part of Fiscal 2010. Accordingly, his values are comprised of U.S. dollar values and CDN dollar values converted to U.S. dollars using the exchange rates noted above.

Termination and Change of Control Benefits

This section summarizes details of clauses in employment contracts or long-term incentive plans that would trigger payments by, or confer benefits from, the Company to the NEOs upon termination, change in control or retirement. As of February 27, 2010, only the employment contracts of three of the NEOs, Messrs. Morrison, Bidulka and Conlee, have such provisions.

Mr. Morrison is employed under a written employment contract that was entered into on July 5, 2000. Mr. Morrison’s contract provides that termination of his employment with the Company without cause would entitle him to a payment equal to twelve months’ base salary, target bonus and benefits at the time of such termination.

Mr. Bidulka is employed under a written employment contract that was entered into on August 4, 2005 and that was amended in May 2007. Mr. Bidulka’s contract provides that termination of his employment with the Company upon a change in control would entitle him to a payment equal to six months’ base salary, target bonus and benefits at the time of such termination.

At the Company’s last annual meeting of shareholders held on July 14, 2009, Mr. Conlee’s retirement from the Company was announced. During the following months, the Company and Mr. Conlee began transition planning for such retirement and Mr. Conlee began transitioning out of his position of Chief Operating Officer, Product Development and Manufacturing (“COO”).  The Company and Mr. Conlee entered into discussions to arrive at an agreement (the “Transition Agreement”) to formalize the terms of Mr. Conlee’s employment in anticipation of his retirement at the end of April 30, 2010 and to establish the basis upon which Mr. Conlee would remain available to the Company for a subsequent period of time to assist the Company with ongoing strategic matters.  As part of the Transition Agreement discussions, the parties ultimately agreed that Mr. Conlee’s position as Special Advisor would continue beyond the initially contemplated retirement date and that the Special Advisor role would be the basis upon which Mr. Conlee will remain available to the Company for ongoing strategic matters.  The terms of the Transition Agreement, effective as of January 1, 2010, reflected Mr. Conlee’s level of engagement and ongoing involvement in strategic matters at the time and included a change in Mr. Conlee’s title to Special Advisor, a fifty percent (50%) decrease in his base salary and an adjustment to his Annual Incentive.  In recognition of Mr. Conlee’s long service, his significant contributions to the growth and success of the Company, and a restrictive covenant not to assist certain competitors of the Company for a period commencing as of April

30, 2010 and ending two years later, the Transition Agreement provides that Mr. Conlee’s vested stock options will expire at the end of their respective terms (rather than 90 days following the date of his retirement) and the outstanding restricted share units shall continue to vest (rather than expiring and being forfeited on the date of his retirement).  See “Outstanding Stock Options and RSU Awards”.  If Mr. Conlee had retired as of the last day of Fiscal 2010, the incremental fair value to Mr. Conlee of the extension of the period of time during which he may exercise his vested stock options is $424,180 (being the difference between the Black-Scholes value of the vested options with a 90 day expiry period following Mr. Conlee’s retirement and the Black-Scholes value of the vested options with no such expiry period following his retirement) and the incremental fair value to Mr. Conlee of amending the terms of his RSUs is $886,000 (being Mr. Conlee’s 12,500 RSUs multiplied by $70.88, the Nasdaq closing price of the Common Shares on February 26, 2010).

If the termination clauses under the respective employment contracts of Messrs. Morrison and Bidulka had been triggered on the last day of Fiscal 2010, Mr. Morrison would have been entitled to CDN $1,231,689 (being comprised of CDN $695,000 attributable to salary, CDN $521,250 attributable to target bonus, CDN $3,764 attributable to benefits and CDN $11,675 attributable to retirement savings) and Mr. Bidulka would have been entitled to CDN $409,404 (being comprised of CDN $250,000 attributable to salary, CDN $150,000 attributable to target bonus, CDN $1,770 attributable to benefits and CDN $7,634 attributable to retirement savings).

The Company's Stock Option Plan includes provisions relating to a change in control of the Company and termination of employment as follows:

•
If there is a Take-over Bid or Issuer Bid made for all or any of the issued and outstanding Common Shares, the Board of Directors may, by resolution, permit all options outstanding under the Stock Option Plan to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

•
In such situation, if the Board of Directors passed a resolution to trigger immediate vesting, then all outstanding stock option awards as shown in the Outstanding Stock Options and RSU Awards Table would vest immediately.

•
In case of termination of employment for any reason (other than death), a participant under the Stock Option Plan may, but only within 90 days following termination, exercise his or her options to the extent that he or she was entitled to exercise such options at the date of termination.  This provision is subject to any agreement with any participant with respect to the rights of such participant upon termination or change in control of the Company.

The Company's Restricted Share Unit Plan includes provisions relating to a change in control of the Company and termination of employment as follows:

•
In case of a change in control (as defined in the plan), the Board of Directors or the CNG Committee shall have the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change in control.  In such a situation, if the Board of Directors or the CNG Committee passes a resolution to trigger immediate vesting, then all outstanding RSU Awards as shown in the Outstanding Stock Options and RSU Awards Table, would vest immediately.

•
Any RSU Award, whether or not subject to the attainment of performance objectives, shall expire immediately and be forfeited and be of no further force and effect on the date upon which the RSU holder ceases to be an officer or employee of the Company for any reason, unless otherwise determined by the Board of Directors or the CNG Committee at or after the time of the grant.

2.  Directors’ Compensation

Director Fee Schedule

In Fiscal 2008, the independent directors of the Company, upon recommendation of the then Nomination & Governance Committee and after consultation with Towers Perrin, adopted a revised compensation package for directors who are not officers of the Company.  Directors who are also officers of the Company receive no additional remuneration for acting as directors.  Set out below are the compensation details for Fiscal 2010 for directors who are not officers of the Company:

Annual board retainer with 50% paid in DSUs and 50% payable in either cash and/or DSUs at the election of the director) (1)	$150,000
Additional annual retainer for Lead Director (1)	$40,000
Additional annual retainer for Audit and Risk Management Committee Chair (1)	$25,000
Additional annual retainer for CNG Committee Chair (1)	$15,000

1.	All amounts are in CDN dollars. See the Annual Board Retainer and the Deferred Share Unit Plan sections below for an overview of a director’s ability to receive DSUs as a method of payment.

Directors who are not officers of the Company are reimbursed for out-of-pocket expenses for attending all Board and committee meetings.

Initial Board Retainer

An initial Board of Directors retainer is paid to each new director upon becoming a member of the Board of Directors.  In his or her first year as a director of the Company, each new director receives a one-time initial retainer of CDN $150,000, which amount is satisfied in the form of DSUs.  Directors are required to retain all DSUs granted in satisfaction of the initial Board of Directors retainer until they cease to be members of the Board of Directors.  In Fiscal 2010, an initial retainer of CDN $150,000 satisfied in the form of DSUs was paid to Mr. Antonio Viana-Baptisa who was appointed to the Board of Directors in September 2009.

Annual Board Retainer

The annual board retainer is paid 50% in DSUs and the other 50% is payable in either a combination of cash and/or DSUs at the election of the director pursuant to the DSU Plan.  Directors are required to retain all DSUs acquired with the dedicated annual board retainer until they cease to be members of the Board of Directors.

Deferred Share Unit Plan

Under the DSU Plan, each director who is not an officer of the Company will be credited with DSUs in satisfaction of 50% of his or her annual retainer, and, at the election of the director, up to 100% of the remaining portion of the annual retainer and other fees (such as lead director or committee chair fees) for serving as a director of the Company.  Grants under the DSU Plan replace the stock option awards that were historically granted to independent members of the Board of Directors.  In 2007, the Company discontinued the practice of granting stock options to directors who are not officers of the Company.  Under the DSU Plan, DSUs are granted and allocated to a notional account on a quarterly basis (with the exception of DSUs granted in respect of the initial board retainer, which are granted in their entirety on the first award date after the director joins the Board of Directors).  Each DSU has an initial value equal to the market value of a Common Share at the time the DSU is granted.  A director cannot redeem DSUs for cash until the director ceases to be a member of the Board of Directors.  The director must redeem his or her DSUs prior to December 31 of the calendar year commencing immediately after the calendar year in which the director ceases to be a member of the Board of Directors.  DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s

Common Shares over the five trading days preceding the redemption date.  The DSU Plan and the granting of DSUs to directors align director and shareholder interests in that the value of DSUs is directly tied to the value of the Common Shares.

Share Ownership Guidelines

In Fiscal 2008, the Board of Directors adopted a guideline that each director who is not an officer of the Company should hold Common Shares and/or DSUs with an aggregate value of not less than five times the annual retainer paid to directors (CDN $750,000 based on the current annual retainer). In Fiscal 2010, the Board of Directors revised the share ownership guidelines so that the test used to determine a director’s compliance with the guidelines is based on the greater of the purchase price, grant price or market value of the Common Shares/DSUs held by that director.  Directors are expected to reach this level by 2012 (the fifth anniversary of adoption of the guideline), or for new directors, within five years of joining the Board of Directors. Currently, Messrs. Lazaridis, Kerr, Richardson, Estill and Wetmore as well as Ms. Stymiest, satisfy this guideline.

Directors’ Compensation Table

Set out below are amounts in CDN dollars earned by the independent directors in respect of membership on the Board of Directors and its committees in Fiscal 2010:

Name	Total Fees Earned ($) CDN	Amounts Paid In Cash ($) CDN	Amounts Paid In DSUs ($) CDN	% of Total Fees Earned Taken in DSUs
James Estill1	$150,000	$37,500	$112,500	75%
David Kerr	$150,000	$37,500	$112,500	75%
Roger Martin	$150,000	Nil	$150,000	100%
John Richardson2	$190,000	Nil	$190,000	100%
Barbara Stymiest3	$175,000	Nil	$175,000	100%
Antonio Viana-Baptista4	$212,500	$12,500	$200,000	94%
John Wetmore5	$165,000	$54,000	$111,000	67%

1.
In addition to the total fees earned by Mr. Estill, the Company paid CDN $134,150 on behalf of Mr. Estill to the CRA during Fiscal 2010. The payment was part of a payment by the Company to the CRA on behalf of approximately 150 current and former Company personnel, excluding the Co-Chief Executive Officers, on account of certain incremental personal tax liabilities incurred by those employees related to the exercise of certain stock options issued by the Company with measurement date issues. The Company also paid CDN $116,130 for the reimbursement of tax related to the taxable benefit associated with the Company’s payments on his behalf to the CRA. All of the foregoing amounts were paid by the Company directly to CRA.

2.	Mr. Richardson’s Total Fees Earned include an annual retainer of CDN $40,000 on account of his position as Lead Director.

3.	Ms. Stymiest’s Total Fees Earned include an annual retainer of CDN $25,000 on account of her position as Chair of the Audit and Risk Management Committee.

4.	Mr. Viana-Baptista’s Total Fees Earned includes his initial retainer for joining the Board and his prorated Annual Board Retainer for Fiscal 2010.

5.	Mr. Wetmore’s Total Fees Earned include an annual retainer of CDN $15,000 on account of his position as Chair of the CNG Committee.

Outstanding Stock Options and DSU Awards

Set out below is a summary of the outstanding stock options and DSU awards for each of the independent directors of the Company as at February 27, 2010 (including stock options granted and DSUs credited to each director before Fiscal 2010):

	Stock Option Awards				DSU Awards
Name	Number of securities underlying unrestricted unexercised options (#)	Option exercise price ($) CDN	Option expiration date	Value of unrestricted in-the- money options1,2	Number of DSUs that have not vested (#)	Market Value of DSUs that have not vested3,4
James Estill	6,000	$29.7333	7-Apr-12	$255,487
					3,687	$261,163

John Richardson	12,000 5	$4.3050	30-May-10	$800,893
	15,000	$29.7333	7-Apr-12	$638,718
					5,757	$407,768
Barbara Stymiest

					6,689	$473,784
Roger Martin

					5,771	$408,794
David Kerr

					4,770	$337,856
John Wetmore

					4,980	$352,717
Antonio Viana-Baptista

					3,147	$222,938

1.
Option values, calculated using the TSX closing price on February 26, 2010 and the in the money option exercise price, were converted to U.S. dollars using the Bank of Canada closing rate of 1.0525 for Fiscal 2010.

2.
Option values, calculated using the TSX closing price on February 26, 2010 and the in the money option exercise price, were converted to U.S. dollars using the Bank of Canada closing rate of 1.0525 for Fiscal 2010.

3.	DSUs do not have vesting conditions/requirements and are redeemable for cash by directors upon ceasing to be a member of the Board of Directors. See “Deferred Share Unit Plan” above.

4.
DSU values were calculated using the closing price on the TSX on February 26, 2010 in the money option exercise price were converted to U.S. dollars using the Bank of Canada closing rate of 1.0525 for Fiscal 2010.

5.
Mr. Richardson exercised 12,000 options to purchase Common Shares following February 26, 2010 and the 12,000 purchased Common Shares are included in Mr. Richardson’s “Securities Held”. See “Election of Directors”.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance coverage as at the end of the last fiscal year for the directors and officers as a group is $100 million. The annual premium payable by the Company in respect of such insurance is approximately $987,000. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

INDEMNIFICATION

In the fiscal year ended March 3, 2007, the Company undertook a voluntary internal review of its historical stock option granting practices, which review is described in detail in the Company's Annual MD&A and consolidated financial statements for fiscal 2007. The Company also voluntarily informed the SEC and the OSC of the review. Subsequently, the SEC, the OSC and the Office of the United States Attorney for the Southern District of New York commenced investigations into the Company’s historical stock option granting practices

Under the Business Corporations Act (Ontario), the Company may indemnify a director or officer of the Company against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal or administrative action where he or she has acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.   In addition, pursuant to the Company’s by-laws, the Company is required to indemnify its directors and officers if they satisfy the above described conditions.

As is customary for many public corporations, the Company entered into indemnity agreements (the "Indemnity Agreements") with its directors and certain senior officers whereby the Company agreed, subject to applicable law, to indemnify those persons against all costs, charges and expenses which they may sustain or incur in third party actions if: such director or officer complied with his or her fiduciary duties; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.  The Indemnity Agreements further require the Company to pay interim costs and expenses of the director or officer subject to the proviso that the director or officer undertake to repay such costs and expenses with interest if the outcome of any litigation or proceeding establishes that the director or officer was not entitled to indemnification.

In connection with the stock option investigations referred to above and ancillary matters, certain of the directors and a number of current and former officers of the Company retained their own legal counsel, and indemnification payments were made to such persons under the Indemnity Agreements and the Company's by-laws.  For Fiscal 2010, the Company incurred legal fees and disbursements on behalf of directors and officers of the Company as follows: $105,383 for the firms acting for James Balsillie, Co-Chief Executive Officer; $103,317 for the firms acting for Dennis Kavelman, Special Advisor; $22,808 for the firms acting for Mike Lazaridis, President and Co-Chief Executive Officer; $32,235 for the firms acting for Angelo Loberto, Senior Director, Corporate Operations; $3,479 for the firms acting for both Kendall Cork and Douglas Wright, both former directors.  Of these amounts, $160,936 was paid during Fiscal 2010 and $106,286 was incurred but unpaid during Fiscal 2010.  For all of the above individuals, the fees and disbursements incurred and paid in respect of Canadian legal counsel were converted to U.S. dollars using the Bank of Canada exchange rate on the day invoices from such counsel were entered into the Company's records.  For indemnification amounts that were incurred but unpaid during Fiscal 2010, the indemnification amounts were converted to U.S. dollars using the Bank of Canada exchange rate on February 26, 2010.

The Company obtained undertakings from each of the directors and officers whereby if (i) the outcome of any litigation or proceeding for which the Company agrees to indemnify the director or officer establishes that the director or officer was not entitled to indemnification pursuant to the Indemnity Agreement, or (ii) the director or officer is otherwise required by applicable law to repay to the Company amounts paid by way of indemnity, they have agreed to repay to the Company all amounts paid under the indemnities provided to them which the director or officer is required to repay because of the applicability of clause (i) or (ii) above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out as at February 27, 2010 the number of Common Shares to be issued upon exercise of outstanding stock options or RSUs, the weighted average exercise price of such outstanding stock options or RSUs and the number of Common Shares remaining available for future issuance under equity compensation plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options or RSUs	Weighted-average exercise price of outstanding options or RSUs	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	9,025,411	$44.18	13,580,713

Stock Option Plan

The Company has a stock option plan (the “Stock Option Plan”) for the benefit of employees, officers, directors, directors emeritus and consultants of the Company.  Effective July 2007, directors who are not officers of the Company are not eligible to receive grants of stock options.  The following is a summary of the principal terms of the Stock Option Plan as currently in effect.

The purpose of the Stock Option Plan is to attract and retain employees and to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company.  The Company granted 559,000 options to purchase Common Shares pursuant to the Stock Option Plan during Fiscal 2010.  As at May 17, 2010, the aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan and the RSU Plan (as defined below) is 21,577,864 representing approximately 3.9% of the Company's current issued and outstanding Common Shares (on a non-diluted basis). Options to purchase an aggregate of 7,963,134 Common Shares, representing approximately 1.4% of the Company's issued and outstanding Common Shares (as of May 17, 2010 on a non-diluted basis), are currently outstanding under the Stock Option Plan.  In addition, 1,667 Common Shares are issuable by the Company upon the exercise of RSUs.  This leaves 13,613,063 Common Shares, representing approximately 2.5% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), available for issuance under the Stock Option Plan and the RSU Plan.

Pursuant to the Company’s Policy on Granting Equity Awards (the “Policy”) described below, the Stock Option Plan is administered by the CNG Committee.  Each of the Board of Directors and the CNG Committee has full and complete authority to interpret the Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Stock Option Plan provides for an aggregate maximum reserve of 5% of the issued and outstanding Common Shares for issuance to any one person.  The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates when taken together with any other share compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Stock Option Plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, cannot exceed 5% of the issued and outstanding Common Shares.

Options granted under the Stock Option Plan must have an exercise price of not less than the closing price of the Common Shares on the TSX or Nasdaq on the grant date in accordance with the Policy and are exercisable for a period not to exceed ten years. The term and vesting of stock options is at the discretion of the CNG Committee. Options typically vest equally over a five year period as to one-fifth at each anniversary of the grant date, with the Board of Directors or CNG Committee having the authority to accelerate the vesting of all or any part of the options.  Options are not assignable and terminate: (i) ninety days following the termination of an optionee's employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board of Directors or the CNG Committee.

Under the current terms of the Stock Option Plan, the Board of Directors reserves the right to amend, modify or terminate the Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors.  However, any amendment of the Stock Option Plan which would: (a) change the number of Common Shares (or other securities) issuable under the Stock Option Plan; (b) expand the scope of persons eligible to participate in the Stock Option Plan; (c) reduce the exercise price of an option; (d) amend the transferability or assignability of an option except as otherwise permitted by the Stock Option Plan; (e) extend the term of an option beyond its original expiry date except as otherwise permitted by the Stock Option Plan; or (f) require  approval by shareholders under applicable laws shall be effective only upon any required approval of the shareholders of the Company. Any amendment to any provision of the Stock Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Restricted Share Unit Plan

In 2005, the Board of Directors, on the recommendation of external consultants, established a restricted share unit plan (the “RSU Plan”) to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation.  The purpose of the RSU Plan is to promote the mid-term and long-term success of the Company by providing the Board of Directors with additional flexibility to recruit, motivate and retain employees through the issuance of RSUs to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.

The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries (the “Designated Employees”).

At any time, the aggregate number of Common Shares issued or which may be issued from treasury of the Company pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which options are outstanding under the Stock Option Plan shall not exceed the total number of Common Shares currently reserved for issuance under the Stock Option Plan.  The RSU Plan therefore does not provide any dilution beyond what already exists under the Stock Option Plan.

RSUs are “phantom” securities that rise and fall in value based on the value of the Common Shares, and are redeemed for either Common Shares issued by the Company, Common Shares purchased on the open market by a trustee selected by the Company, or the cash equivalent on the vesting dates established by the Board of Directors or CNG Committee at the time of grant, in its sole discretion.  Any Common Shares issued by the Company under the RSU Plan will reduce the amount of Common Shares available for issuance under the Stock Option Plan.  Common Shares purchased on the open market by a trustee selected by the Company will not reduce the amount of Common Shares available for issuance under the Stock Option Plan.  There are currently 1,667 RSUs outstanding which will, upon vesting, be satisfied by the issuance of Common Shares by the Company and 1,474,233 RSUs which will, upon vesting, be satisfied by Common Shares purchased on the open market by a trustee selected by the Company.

Under the RSU Plan, the value of each RSU issued pursuant to the RSU Plan will be the closing trading price of the Common Shares on the TSX or Nasdaq on the last trading day immediately preceding the vesting date of the RSU.

The maximum number of Common Shares issuable to insiders (as defined under the Securities Act (Ontario)), at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

An RSU is exercisable for one Common Share or the cash equivalent at the end of a restricted period of time which may be subject to the attainment of certain performance objectives (“Vesting Period”').  The Board of Directors may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, the eligible participants under the RSU Plan and to change the provisions relating to insider restrictions described above.  Subject to regulatory approval, all other amendments to the RSU Plan may be made by the Board of Directors without obtaining shareholder approval, including an amendment to the Vesting Period of an RSU or an amendment to the termination provisions of an RSU.

Upon a Designated Employee ceasing to be an employee of the Company for any reason prior to the end of the Vesting Period, all RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Company, unless otherwise determined by the Board of Directors or a committee thereof at or after the time of the grant.  Under the terms of the RSU Plan, the Board of Directors has the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control.

The rights or interests of a Designated Employee under the RSU Plan are not assignable or transferable without the consent of the Board of Directors or committee thereof, other than by will or the laws governing the devolution of property in the event of death.

Company’s Policy on Granting Equity Awards

The Board of Directors has adopted the Policy, which is summarized below.

Under the Policy, only the CNG Committee may grant equity awards pursuant to the authority delegated to the CNG Committee by the Board of Directors in accordance with the terms of each of the Company's equity compensation plans.  There is no further delegation of the authority of the CNG Committee to grant equity awards to any member of the Board of Directors or to any officers or other employee of the Company.

Except as provided below, all equity award grants, including periodic grants, promotional grants and new hire grants, are made on a quarterly basis by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the day immediately preceding the date on which the Company publicly releases its quarterly or annual earnings results; provided, that a "special trading blackout", as defined in the Company's Insider Trading Policy, is not then in effect (and is not expected to be in effect when the "regular trading blackout", as defined in the Company's Insider Trading Policy, terminates following the release of the Company's results).  If the meeting of the CNG Committee is held prior to the second trading day following the day that the Company publicly releases its results, the "grant date" or "award date", as the case may be, will be the second trading day following the day that the Company publicly releases its results in order to permit the exercise price of stock options approved by the CNG Committee to reflect two full days of trading in the Common Shares following the release of its results (unless a special trading blackout is implemented following the meeting of the CNG Committee and prior to the termination of the regular trading blackout, in which case, the grant date or award date will be the trading day on which the special trading blackout is terminated).  If the meeting of the CNG Committee is held on or after the second trading day following the date on which the Company publicly releases its results, the grant date or award date will be the date on which the meeting is held.  In accordance with the Stock Option Plan, the exercise price with respect to an option may not be less than the closing price of the Common Shares on the TSX or Nasdaq on the grant date.

If a special trading blackout is in effect at the time the CNG Committee would otherwise meet to approve quarterly grants (or is expected to be in effect when the regular trading blackout terminates following the release of the Company's results), equity award grants may be made by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the trading day following the termination of the special trading blackout, in which case, the grant date or award date will be the date on which the meeting is held.

Under exceptional and limited circumstances, equity awards may be granted by the CNG Committee at any time other than during a trading blackout, so long as the grant is approved by the CNG Committee at a duly convened meeting of the CNG Committee held for that purpose.  In connection with the hiring of a new employee pursuant to this exception, the grant date or award date will be the date the new employee commences employment with the Company, which is the date the individual is placed on the Company's payroll at his or her full-time salary amount.

No grant may be made with a grant date or award date prior to the date the CNG Committee approves the grant of the equity award.  All grants will be made pursuant to a standard form of equity award agreement previously approved by the CNG Committee unless the CNG Committee determines otherwise.

Grants of equity awards to employees in France must also comply with additional requirements set forth in the Company’s Guidelines for Issuance of Options to Employees in France, as amended from time to time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Except as follows, no director or senior officer of the Company was indebted to the Company in Fiscal 2009.  In April 2008, an officer of the Company resident in Colleyville, Texas, Tom Sanchez, the Company's Vice President, Licensing & Standards, exercised options to purchase Common Shares, which options were expiring imminently.  Under the Company's Insider Trading Policy, Mr. Sanchez was allowed to exercise the options but could not sell the underlying Common Shares.  Under U.S. income tax rules, this exercise resulted in an immediate taxable stock option benefit giving rise to United States tax owing of USD $4,650,763, which the Company was required to withhold and remit at the time of exercise, regardless of whether the underlying Common Shares were sold at that time.  Mr. Sanchez advised the Company that he could not fund the United States tax liability without selling the underlying Common Shares.  As he was not permitted to do so under the Company's Insider Trading Policy, the Company agreed to fund the tax withholding liability pursuant to an interest free loan to Mr. Sanchez.  This loan remained outstanding during part of Fiscal 2010 until it was repaid in full on April 29, 2009.  Mr. Sanchez is not an executive officer of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed fiscal year, no proposed nominee for election as a director, nor any associate or any affiliate of any such person or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular.  Furthermore, no “informed person” of the company (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Company is subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002 and requirements of the Nasdaq and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Company’s Co-Chief Executive Officers and Chief Financial Officer; oversight of the Company’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company’s external auditors; and the establishment of procedures for the anonymous submission of employee’s complaints regarding the Company’s accounting practices (commonly known as whistle-blower procedures).

The Company’s disclosure pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices is set out in Schedule “A” to this Management Information Circular.

Board of Directors

National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  A director is considered independent only where the board determines that the director has no material relationship with the Company.  Director independence of each of the current directors is determined by the board of directors with reference to the requirements as set forth by Canadian securities regulators in National Instrument 52-110 Audit Committees, the rules of Nasdaq and SEC rules and regulations (collectively, the “Rules and Regulations”).

The Board has determined that Mr. James Estill, Mr. David Kerr, Mr. Roger Martin, Mr. John Richardson, Ms. Barbara Stymiest, Mr. John Wetmore and Mr. Viana-Baptista are each independent directors within the meaning of the Rules and Regulations.  Mr. Balsillie, Co-Chief Executive Officer and Mr. Lazaridis, President and Co-Chief Executive Officer are considered to have a material relation with the Company by virtue of their respective executive officer positions with the Company and therefore, are not independent.  With seven of the nine directors proposed to be nominated considered independent, the Board of Directors is composed of a majority of independent directors.

Mandate of the Board of Directors

The Company’s Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors discharges its responsibility directly and, in part, through the Audit and Risk Management Committee, Strategic Planning Committee and the CNG Committee. The Board of Directors operates pursuant to a written mandate, which is currently being reviewed by the Board of Directors with a view to updating it. The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board of Directors include:

•	reviewing and approving the Company’s strategic and operating initiatives;
•	reviewing and approving significant operational and financial matters and providing direction to management on these matters;
•	reviewing and identifying the principal risks of the Company’s business and implementing appropriate systems to manage these risks;
•	reviewing and approving corporate objectives and goals applicable to senior management of the Company and assessing and monitoring the performance of senior management; and
•	involvement in the hiring and replacement of the senior management of the Company and succession planning for senior management personnel.

BOARD COMMITTEES

During Fiscal 2010, the Board of Directors had four committees: the Audit and Risk Management Committee, the CNG Committee, the Strategic Planning Committee and the Oversight Committee. Each of the committees, with the exception of the Strategic Planning Committee, was composed entirely of independent directors. The Company does not have an Executive Committee.

The Audit and Risk Management Committee met four times during the year to review the interim and annual consolidated financial statements, notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and to make other recommendations to the Board of Directors.  The Audit and Risk Management Committee has full and unrestricted access to the Company’s internal finance department to review issues as appropriate and meets independently with the external auditors of the Company on a regular basis. The Company’s Risk Performance and Audit Group also functionally reports directly to the Audit & Risk Management Committee and administratively to the Co-Chief Executive Officer, Mr. Balsillie.  The Audit and Risk Management Committee also makes recommendations as to the implementation and operation of internal accounting controls and financial reporting practices and procedures.  The role of the Audit and Risk Management Committee was enhanced during Fiscal 2010 to better encompass risk management in a number of areas and as a result the then Audit Committee was renamed the Audit and Risk Management Committee.  In particular, the committee’s charter was enhanced to specifically address oversight of risk management and to acknowledge/address the increasing focus on risk management in the governance realm generally. In addition, the charter of the committee was further enhanced to better reflect best practices for audit committees, better align with other Board committee charters and assume certain duties of the dissolved Oversight Committee.   The amended charter, as approved by the Board of Directors in December 2009, is appended to the Company’s Fiscal 2010 Annual Information Form, which can be accessed at www.sedar.com.  Other information related to the composition of the Audit and Risk Management Committee can also be found under the heading “Audit and Risk Management Committee” in the Company’s Fiscal 2010 Annual Information Form, which can be accessed at www.sedar.com, and which is included in the Company’s Annual Report on Form 40-F, which can be accessed at www.sec.gov.

The CNG Committee is involved with compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Named Executive Officers, reviewing and making recommendations concerning the operation of the Company’s Stock Option Plan and RSU Plan and reporting to shareholders concerning executive compensation.  It is also involved in the selection and appointment of qualified, effective directors, the review/compensation of individual directors and governance related matters.  The charter of the CNG Committee is available on the Company’s website at www.rim.com.

Effective April 2, 2009, the Oversight Committee was dissolved and its activities undertaken by the Audit and Risk Management Committee except for oversight of matters relating to executive compensation and the granting of equity awards, which were transferred to the CNG Committee.

The Strategic Planning Committee is involved in establishing the strategic direction of the Company as proposed by Management.  Due to the relatively small number of directors on the board, oversight of the tasks associated with the Company’s strategic planning process was previously conducted by the Board of Directors as a whole.  The Strategic Planning Committee had one meeting in Fiscal 2010 and has already convened a meeting in Fiscal 2011.  In December of 2009, the committee adopted, and the Board of Directors approved, a charter for the committee.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee (“Committee”) is mandated to oversee all audit and quarterly review engagements, the preparation of financial statements, the review of press releases of financial results, and the review of other regulatory documents as required. The Committee is also responsible for the oversight of the Company’s internal accounting controls and financial reporting practices and procedures, the appointment and oversight of the Company’s independent auditors, the pre-approval of all audit services and permissible non-audit services, the establishment of procedures for the receipt and treatment of complaints regarding accounting, internal control or auditing matters.

In addition, the Committee has oversight over risk management and the activities of the Company’s Risk Performance and Audit Group.  In Fiscal 2010, the Board of Directors and the Committee adopted amendments to the Committee’s charter to provide, among other things, more focus on risk management and oversight matters, including providing for the Committee’s review of major risks, management’s risk appetite and the Company’s risk management process. The Committee reviews and approves the annual audit universe and plan of the Risk Performance and Audit Group and receives quarterly updates from the Group on its progress on executing the plan.  The Committee has also begun receiving quarterly reports from the Company’s Risk Council on matters within its purview.

The Committee, which consists entirely of independent directors who meet the heightened independence requirements for members of an audit committee under the U.S. Exchange Act, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, and to review the Company’s interim and annual consolidated financial statements, notes and MD&A of the Company. In addition, the Committee reviews the independent auditor’s report and discusses significant financial reporting issues, critical accounting policies and significant estimates and other auditing matters. The independent auditors have full and unrestricted access to the Audit and Risk Management Committee to discuss audit findings, financial reporting and other related matters. The Committee reports its findings and recommendations to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.  The Committee has discussed issues concerning independence of the auditors with the Company’s auditors and has received written confirmation of such independence.

Based on the review and discussions above, the Committee has recommended to the Board of Directors approval of the audited consolidated financial statements, notes and MD&A for Fiscal 2010.

The members of the Audit and Risk Management Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report presented by:

Barbara Stymiest (Committee Chair) John Richardson David Kerr Antonio Viana-Baptista

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

(i)	the Fiscal 2010 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended February 27, 2010 together with the accompanying Auditor’s Report;

(ii)	the interim unaudited consolidated financial statements for periods subsequent to February 27, 2010;

(iii)	the Fiscal 2010 Annual MD&A;

(iv)	this Management Information Circular; and

(v)	the Fiscal 2010 Annual Information Form.

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the SEC at www.sec.gov. Financial information of the Company is provided in the Company’s audited consolidated financial statements and MD&A for the Company’s most recently completed financial year.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy.  Except where otherwise indicated, information contained herein is given as of the date hereof.

The undersigned hereby certifies that the contents and the distribution of this Management Information Circular have been approved by the Board of Directors of the Company on May 28, 2010.  A copy of this Management Information Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED at Waterloo, Ontario, the 28th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS (signed) John Richardson, Lead Director

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

1.(a)	Disclose the identity of directors who are independent.
Seven of the current Board members qualify as independent directors under National Instrument 52-110 - Audit Committees (the “Audit Committee Instrument”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance Instrument”): James Estill, David Kerr, Roger Martin, John Richardson, Barbara Stymiest, John Wetmore and Antonio Viana-Baptista.  See “Report on Corporate Governance Practices – Board of Directors” in the Management Information Circular for further details on the Board’s determination of independence. If the proposed nominees to the Board are elected at the Meeting, then the above noted Board Members will continue to qualify as independent directors.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
Two of the current Board members, Mike Lazaridis and Jim Balsillie, do not qualify as independent directors under the Audit Committee Instrument and Corporate Governance Instrument because they are officers of the Company.  See “Report on Corporate Governance Practices – Board of Directors” in the Management Information Circular for further details on the Board’s determination of independence.

(c)
Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors (”Board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority (seven of nine directors) of the current directors are independent and if the nominees proposed for election in the Management Information Circular are elected at the Meeting, a majority (seven of nine directors) of the directors will continue to be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
All current directorships with other public entities for each of the Board members, as well as directorships in the past five years, are set forth under “Business to be Transacted at the Meeting – Election of Directors.”

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors met regularly without non-independent directors and members of management present during Fiscal 2010 via four in-camera sessions at regularly scheduled quarterly meetings of the Board of Directors.

 See “Election of Directors – Director Attendance and Committee Meetings Held During Fiscal 2010” for a listing of all Board and Committee meetings.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Company does not currently have a chair of the Board. An independent director, Mr. John Richardson, acts as the Lead Director and effective leader of the Board of Directors.  Mr. Richardson’s roles and responsibilities include: (i) approving information submitted by management to the Board, (ii) approving the agenda for Board Meetings, (iii) leading meetings of the independent directors and Board of Directors, (iv) serving as a liaison between the independent directors and the Co-Chief Executive Officers, and (v) being able to call, with due notice, a meeting of the Board and/or an executive session of the Board consisting exclusively of independent directors.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance record of each director for all Board and standing committee meetings held since the beginning of the Company’s most recently completed financial year is set forth under each director’s biography under “Business to be Transacted at the Meeting – Election of Directors”.

2.	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
The written mandate of the Board is attached to this Circular as Appendix “A”.  A description of the Board’s mandate is also set forth under “Report on Corporate Governance Practices – Mandate of the Board of Directors”. The Board is currently reviewing the Board mandate with a view to updating it.

3.(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed written mandates for the chair and the chair of each Board committee. The Board mandate will be revised in Fiscal 2011 to include a mandate for the Lead Director.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

Messrs. Lazaridis and Balsillie have been with the Company since 1984 and 1992, respectively, and have worked together for approximately 18 years. As a result of this long tenure and working relationship, their respective roles are well understood at the Company and by the Board.  Objectives for the Co-CEOs are currently established through the process of considering and approving the Company’s strategic objectives, individual performance objectives for fiscal years, as well as through regular discussions of the Board at board meetings.  The Board is working in conjunction with management on position descriptions for the two co-chief executive officers and the Company’s other executive officers.

4. (a)	Briefly describe what measures the board takes to orient new members regarding (i) the role of the board, its committees and its directors; and (ii) the nature and operation of the issuer’s business.
All new directors of the Company now receive a comprehensive orientation.  The orientation includes: receiving a detailed briefing from the Company as part of the selection process; meeting the Chair of the CNG Committee, the lead director and other independent directors as part of the selection process; a briefing from the Company's internal and external legal counsel on their legal duties, corporate and securities obligations and the Company's corporate governance procedures and policies; attending a product working session; meeting with each of the executive officers and certain other senior management, such as the Vice-President, Investor Relations, in order to understand the Company's products, operations and key functions; and a tour of Company manufacturing and operations facilities.  The orientation process will be reviewed from time to time in connection with new appointments to the Board.

Orientation also occurs as part of the regular business of the Board and its committees.  To allow the Board and committees additional time to conduct their respective business and to allow for education/orientation sessions, the Board has moved the CNG Committee quarterly meeting to the day preceding the Audit and Risk Management Committee and Board meeting, with a newly instituted Board dinner, which is intended to have an educational component, following the CNG Committee meeting.  The Board intends to review the Company's continuing orientation/education efforts periodically as appropriate.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The CNG Committee’s charter formally sets out the roles of the committee with respect to continuing education, including responsibility for the development and review of director orientation and continuing education programs.  Education occurs as part of the regular business of the Board and its committees.  The opportunities for education of Board members, at the Board and Board committee meetings, have increased over the past three years.  To allow the Board and committees additional time to conduct their respective business and to allow for education sessions, the Board has moved the CNG Committee quarterly meeting to the day preceding the Audit and Risk Management Committee and Board meeting, with a newly instituted Board dinner, which is intended to have an educational component, following the CNG Committee meeting.  The Board intends to review the Company's continuing education efforts periodically as appropriate.

5. (a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees of the issuer. If the board has adopted a written code:
The Company has adopted a written code of ethics (the “Code”) for the directors, officers and employees of the Company. The Code is one of 11 policies that comprise the Company’s Business Standards and Principles.

(i) disclose how a person or company may obtain a copy of the code;
The Code is available on SEDAR at www.sedar.com  and on the Company’s website at www.rim.com/, or upon request to the Corporate Secretary of the Company at its executive office, 295 Phillip Street, Waterloo, Ontario, N2L 3W8.

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board, through the Audit and Risk Management Committee, receives reports on compliance with the Code, including regarding the Company’s annual program to have employees acknowledge that they have read and understand the code of ethics.  As of the end of Fiscal 2010, the Company implemented a whistleblower program that now makes whistleblower reporting available to employees and external parties via a web and telephone hotline-based system supplied and operated by a third party that specializes in such reporting systems.  The new system allows individuals to make whistleblower reports, including anonymous reports, to the Company via the RIM EthicsLink system and enables the Company or the Chair of the Audit and Risk Management Committee, as appropriate, to follow up directly with the reporter while maintaining his or her anonymity.  All employees have been advised of the new whistleblower program as part of the Company’s Business Standards and Principles acknowledgement program (described below) which is conducted annually and includes an acknowledgement of the Code.  Management typically reports on the status of whistleblower reports to the Audit and Risk Management Committee at its quarterly meetings.

In addition, as part of its review and update of the current Board mandate, the Board will confirm its responsibility for overseeing, directly and through its committees, an appropriate compliance program for the Company.  Other than matters currently within the purview of the Corporate Disclosure Committee, accountability for the compliance program will be assigned to the Company’s existing Risk Council, which consists of senior management members representing all of the significant areas of the Company’s business.  The Risk Council’s mandate will be augmented to include the responsibility for broader oversight of a compliance program appropriate for the Company, including its existing compliance initiatives, legal/regulatory compliance (other than matters currently within the purview of the Corporate Disclosure Committee) and internal corporate policies approved by the Board.  The Risk Council will be renamed the Risk & Compliance Council and will report to the Co-CEOs.  The Chair of the Risk & Compliance Council also will make a report to the Audit and Risk Management Committee, at least quarterly, on the compliance program and state of compliance.  The committee, through its Chair, will report out to the Board, at least quarterly.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(iii)           provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Company has not filed any material change report since the beginning of Fiscal 2010 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

If a Board member has a material interest in a transaction being reviewed by the Board, such Board member is asked to abstain from discussions and approvals relating to such transaction.  In addition, the independent directors meet regularly without management and directors who are officers of the Company.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Board of Directors has approved a number of policies and procedures to provide guidance to employees concerning business choices, decisions and behaviours. The Company has created a document which references all policies and a guideline that employees are expected to comply with and is called the Business Standards and Principles.

The Business Standards and Principles includes a number of policies and guidelines, a selection of which includes the following policies:

		•	Code of Ethics;

		•	Handling Financial Complaints Guidelines;

		•	Employee/Consultant Confidentiality and Intellectual Property Agreement;

		•	Corporate Disclosure Policy;

		•	Prevention of Improper Payments Policy; and

		•	Insider Trading Policy.

Employees are asked to acknowledge the Business Standards and Principles on an annual basis.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

6. (a)	Describe the process by which the board identifies new candidates for board nomination.
The CNG Committee is governed by a formal charter and has the responsibility for nominating new directors.  In Fiscal 2010, the CNG Committee adopted new selection criteria for recruiting a new director.  Using these selection criteria, the Board appointed Mr. Viana-Baptista to the Board in September 2009 on the recommendation of the CNG Committee. The selection criteria included criteria relating to:

		-	the specific skill set and experience required on the Board at a given time taking into account the skill sets of the remaining Board members;
		-	personal characteristics; and
		-	other considerations.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The CNG Committee is composed entirely of independent directors, being, James Estill, David Kerr, John Richardson and John Wetmore.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The responsibilities of the CNG Committee include: (i) the selection and recommendation for appointment to the Board of qualified, effective directors, (ii) the review of individual directors' qualifications and (iii) orientation and education of new directors.  The responsibilities of the CNG Committee relating to nominations are also contained in the committee’s charter which is available at www.rim.com.

7. (a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.
Details of the compensation paid to independent directors and officers of the Company can be found under the heading “Executive and Director Compensation” in the Management Information Circular.

The process used by the Board to determine the compensation of the Company’s officers and the independent directors is set forth under “Executive and Director Compensation”.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The CNG Committee is composed entirely of independent directors, being James Estill, David Kerr, John Richardson and John Wetmore.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities of the CNG Committee are set forth under “Executive and Director Compensation” and in its charter available on the Company’s website at www.rim.com.

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In Fiscal 2010, the Company continued to retain Towers Perrin to provide expert advice on executive compensation, Board compensation and related governance issues and to report to the CNG Committee with advice.  Towers Perrin also assisted the Company in other areas unrelated to advice to the CNG Committee, including other consulting services from time to time, primarily with respect to sales incentive compensation and employee engagement surveys.  For Fiscal 2010, Towers Perrin fees totalled approximately CDN $124,165.

8.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Company has a Strategic Planning Committee and until April 2, 2009, also had an Oversight Committee.  Effective April 2, 2009, the Oversight Committee was dissolved and its activities undertaken by the Audit and Risk Management Committee except for oversight of matters relating to executive compensation and the granting of equity awards, which were transferred to the CNG Committee. The current members of the Strategic Planning Committee are set forth under each of the director’s biographies under the heading “Business to be Transacted at the Meeting – Election of Directors”.  Additional information on the Strategic Planning Committee and its membership can be found under the heading “Board Committees”.  Since the inception of the Committee, all members of the Board have also attended and participated in meetings of the committee during which management and the Committee discuss and put forward strategic initiatives for the Company.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

9.
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The CNG Committee monitors the effectiveness of the relationship between management and the Board, the effectiveness of the operation of the Board, Board committees and individual directors and recommends improvements to each of the above.  Beginning in Fiscal 2011, a Board effectiveness questionnaire and follow-up process has been developed that will be undertaken annually.  Through the questionnaire being completed by each director, the Board, its committees, their respective chairs and individual directors (by self-assessment) are being formally assessed with respect to their effectiveness and contribution.  The completed questionnaires are being reviewed by the Lead Director and Chair of the CNG Committee who will subsequently discuss with each director their respective questionnaires and report to the Board on the results of the evaluation process. The CNG Committee and the Board intend to make improvements to the evaluation process as appropriate.

APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS OF RESEARCH IN MOTION LIMITED

The Board of Directors (the “Board”) of Research In Motion Limited (the “Corporation”) supervises the management of the Corporation’s business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management’s performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors (“Directors”) who are deemed “independent” pursuant to the securities laws and stock exchange requirements applicable to the Corporation. The Board has formed an Audit and Risk Management Committee, Compensation, Nomination and Governance Committee to perform certain delegated duties and responsibilities.  However, such delegation does not relieve the Board of its overall responsibilities.

The Compensation, Nomination and Governance Committee monitors the effectiveness of the relationship between management of the Corporation and the Board, as well as the effectiveness of the operation of the Board, Board committees and Directors. Directors are expected to attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.

Directors may engage the services of independent advisors in accordance with the charters of the Board’s committees.

RESPONSIBILITIES

In its supervision and management of the Corporation’s business and affairs, the Board has the following responsibilities:

1)	ensuring that a culture of integrity is created throughout the organization;

2)	participating in the Corporation’s strategic planning process;

3)	assessing the principal business risks of the Corporation;

4)	reviewing the Corporation’s organizational structure and succession planning;

5)
monitoring the Co-Chief Executives’ performance (including  their monitoring of other senior management), approving their compensation and reviewing the Corporation’s overall compensation policy for senior executives;

6)	adopting and monitoring a disclosure policy for the Corporation;

7)	monitoring the integrity of internal control and management information systems; and

8)	developing the Corporation’s approach to corporate governance.

METHOD OF OPERATION

1)	Meetings of the Board are held at least quarterly and as required.

2)
The Board chair develops the agenda for each meeting of the Board. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

3)	Independent Directors meet periodically without management and other non-independent Directors present.

4)	This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

Document 3

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

—
Fold

Form of Proxy - Annual Meeting to be held on July 13, 2010

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

—
7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.	Fold

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 6:00 p.m., Eastern Daylight Time, on July 9, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	•	Go to the following web site: www.investorvote.com	•	You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

+	+

Appointment of Proxyholder
I/We, being shareholder(s) of Research In Motion Limited (hereinafter called the "Company") hereby appoint: James L. Balsillie, Co-Chief Executive Officer of the Company, or failing him, Mike Lazaridis, President and Co-Chief Executive Officer of the Company,
OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual meeting of shareholders to be held on July 13, 2010 at 6:30 p.m. and at all adjournments thereof (the “Meeting”).

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold	For	Withhold	For	Withhold

01. James L. Balsillie		02. Mike Lazaridis		03. James Estill
—
04. David Kerr		05. Roger Martin		06. John Richardson		Fold

07. Barbara Stymiest		08. Antonio Viana-Baptista		09. John Wetmore

	For	Withhold

2. Appointment of Auditors

Vote FOR or WITHHOLD from voting in respect of the re-appointment of Ernst & Young LLP as independent auditors of the Company and authorizing the board of directors to fix their remuneration.

—
Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive interim financial	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual
statements and accompanying Management’s Discussion and Analysis by mail.	Financial Statements and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■	0 9 7 3 6 5	A R 2	R I M Q	+

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	June 14, 2010	By:	/s/ Edel Ebbs
Name: Edel Ebbs Title: Vice President, Investor Relations